Exhibit 99.1

Rogers Communications Reports Strong Third Quarter 2005 Results

Consolidated Revenue up 42.8% While Operating Profit Grows 29.3%

Cable Telephony Service Launched and Acquisition of Call-Net Completed

Microcell Integration Continues to Progress as Planned While Balance Sheet
Deleveraging Proceeds Ahead of Schedule

TORONTO (October 25, 2005) - Rogers Communications Inc. today announced its consolidated financial and operating results for the third quarter and nine months ended September 30, 2005.

Financial highlights (in thousands of dollars, except per share amounts) are as follows:

Three Months Ended September 30,	2005	2004	% Change
Operating revenue	2,047,067	1,433,688	42.8
Operating profit (1)	589,372	455,975	29.3
Net income for the period	48,887	48,075	1.7
Earnings per share - basic	0.17	0.20	(15.0)

Nine Months Ended September 30,	2005	2004	% Change
Operating revenue	5,361,992	4,041,932	32.7
Operating profit (1)	1,630,051	1,283,621	27.0
Net income (loss) for the period	22,054	(38,068)	-
Earnings (loss) per share - basic	0.08	(0.16)	-

(1)    Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with generally accepted accounting principles (“GAAP”). See the “Reconciliation of Operating Profit to Net Income (Loss) for the Period” section for a reconciliation of operating profit to operating income and net income (loss) under GAAP and the “Key Performance Indicators and Non-GAAP Measures - Operating Profit” section.

Highlights of the third quarter of 2005 include the following:

•
Operating revenue increased 42.8% for the quarter, with all four operating companies contributing to the year-over-year growth, including 48.2% growth at Rogers Wireless Inc. (“Wireless”), 4.8% growth at Rogers Cable Inc. (“Cable”), 14.3% growth at Rogers Media Inc. (“Media”) and the inclusion of $212.6 million at Rogers Telecom Holdings Inc. (“Telecom”, formerly Call-Net Enterprises Inc.) which was acquired July 1, 2005.

Rogers Communications Inc	1	Third Quarter 2005

•
Consolidated quarterly operating profit grew 29.3% year-over-year, with 41.5% growth at Wireless, a 0.6% decline at Cable, 123.5% growth at Media and the inclusion of $23.1 million at Telecom, which was acquired July 1, 2005.

•
Wireless ended the quarter with a total of 5,951,700 retail wireless voice and data subscribers, reflecting postpaid net additions in the quarter of 194,900 and prepaid net additions of 18,100. Postpaid churn decreased year-over-year to 1.50% as a result of proactive and targeted customer retention activities as well as from the increased network density and coverage quality resulting from the integration of the Fido (formerly Microcell) GSM network.

•
Coinciding with the 20th anniversary of Rogers’ launch of wireless services, on July 1, 2005, we introduced Rogers Home Phone voice-over-cable local telephony service in the Greater Toronto Area and also successfully completed the acquisition of Call-Net Enterprises Inc. (now Rogers Telecom Holdings Inc.), a national provider of voice and data communications services.

•
The integration of Fido continued to progress as planned, with the integration of the two GSM networks and prepaid billing platforms now complete and conversion of the Fido postpaid subscriber base to Rogers’ billing system underway. The integration of Call-Net began during the quarter, including its rebranding to Rogers Telecom, and a dedicated integration team has made significant progress in the development of the structure and plan that will be executed over the coming quarters.

•
On a pro forma basis, quarterly operating revenue increased by 13.3% on a consolidated basis and by 19.5% at Wireless; quarterly operating profit increased by 13.0% on a consolidated basis and by 27.4% at Wireless.

•
Adjusted for the change in our practice as to when a subscriber is deactivated, Cable increased its number of revenue generating units (“RGUs”) by 167,870 in the quarter, driven by an increase of 53,300 Internet subscribers, 65,500 digital cable subscribers (households), 900 basic cable subscribers and 18,100 cable telephony subscribers.

•
Wireless announced a wholesale agreement with Vidéotron under which Vidéotron will operate as a mobile virtual network operator, or MVNO, reselling Rogers’ wireless voice and data services to its extensive customer base in markets across Québec.

•
Subsequent to the end of the quarter, Media launched three new radio stations in Moncton, Saint John and Halifax while its 680News station in Toronto was again ranked the most listened to radio station in Canada.

•
Rogers and Bell Canada announced a joint venture that will build and manage a Canada-wide wireless broadband network utilizing the two companies’ extensive fixed wireless spectrum holdings and existing network of cellular tower and backhaul assets.

•
Further to the June 30, 2005 notice of redemption for our approximately US$225 million face amount of 5.75% convertible debentures due November 26, 2005, debenture holders converted US$224.5 million of the debentures into 7,715,417 Rogers Class B Non-Voting shares.

•	We successfully redeemed approximately US$200.9 million of Telecom’s 10.625% Senior Secured Notes due 2008 leaving approximately US$22.0 million in aggregate

Rogers Communications Inc	2	Third Quarter 2005

principal amount outstanding. We also entered into an agreement during the quarter to terminate Telecom’s $55.0 million accounts receivable securitization program.

•
Telecom acquired most of the Group Telecom and 360 Networks CLEC assets in New Brunswick and Nova Scotia from Bell Canada for $12.6 million. Telecom also acquired Group Telecom and 360 Networks' multi-stranded regional fibre in Ontario and Québec from Bell Canada for an additional $12.0 million.

•
On October 11, 2005, we issued a notice to Microsoft Corporation (“Microsoft”) of our intention to redeem the $600 million aggregate principal amount of 5½% Convertible Preferred Securities due August 2009. On October 17, 2005, we received notice that Microsoft had elected to convert these securities, and, pursuant to this notice of conversion, we issued 17,142,857 shares of our Class B Non-Voting stock to Microsoft on October 24, 2005 at the exercise price of $35 per share.

“This was a significant quarter for Rogers during which we launched cable telephony service, completed the acquisition of Call-Net which is now rebranded as Rogers Telecom, and made solid progress integrating Microcell and Call-Net, while at the same time delivering strong results in our core businesses and continuing our balance sheet deleveraging,” said Ted Rogers, President and CEO of Rogers Communications Inc. “We remain focused across the company on execution and integration, and are committed to our core strategy of profitable growth and to driving innovation to create value for our customers.”

Rogers Communications Inc	3	Third Quarter 2005

ROGERS COMMUNICATIONS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2005

This management’s discussion and analysis (“MD&A”) should be read in conjunction with our 2004 Annual MD&A and our 2004 Annual Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) for interim financial statements and is expressed in Canadian dollars. Please refer to Note 23 to our 2004 Annual Audited Consolidated Financial Statements for a summary of the differences between Canadian GAAP and United States (“U.S.”) GAAP for the year ended December 31, 2004. This MD&A is current as of October 24, 2005.

In this MD&A, the terms “we”, “us”, “our”, and “the Company” refer to Rogers Communications Inc. and our subsidiaries, which are reported in the following four segments:

•	“Wireless”, which refers to our wholly owned subsidiary Rogers Wireless Communications Inc. and its subsidiaries, including Rogers Wireless Inc. (“RWI”) and its subsidiaries;

•	“Cable”, which refers to our wholly owned subsidiary Rogers Cable Inc. and its subsidiaries;

•
“Telecom”, which refers to our wholly owned subsidiary Rogers Telecom Holdings Inc., formerly Call-Net Enterprises Inc. (“Call-Net”), and its subsidiaries. We acquired Telecom on July 1, 2005. The results of Telecom are consolidated with those of the Company effective as of the July 1, 2005 acquisition date. Telecom is a Canadian integrated communications solutions provider of home phone, wireless, long distance and IP services to households, and local, long distance, toll free, enhanced voice, data and IP services to business across Canada.

•	“Media”, which refers to our wholly owned subsidiary Rogers Media Inc. and its subsidiaries.

“RCI” refers to the legal entity Rogers Communications Inc. excluding our subsidiaries.

Throughout this MD&A, percentage changes are calculated using numbers rounded to the decimal to which they appear.

Rogers Communications Inc	4	Third Quarter 2005

SUMMARY CONSOLIDATED FINANCIAL RESULTS

	Three Months Ended September 30,			Nine Months Ended September 30,
(In millions of dollars, except margin)	2005	2004	% Chg	2005	2004	% Chg
Operating revenue
Wireless	$1,068.9	$721.1	48.2	$2,908.1	$1,969.9	47.6
Cable	513.1	489.4	4.8	1,518.4	1,437.3	5.6
Media	284.5	244.3	16.5	797.2	690.9	15.4
Telecom	212.6	-	-	212.6	-	-
Corporate items and eliminations	(32.0)	(21.1)	(51.7)	(74.4)	(56.2)	(32.4)
Total	$2,047.1	$1,433.7	42.8	$5,361.9	$4,041.9	32.7
Operating expenses
Wireless	$687.4	$451.5	52.2	$1,863.5	$1,233.6	51.1
Cable	341.1	316.3	7.8	994.1	919.7	8.1
Media	251.2	229.4	9.5	708.4	630.7	12.3
Telecom	189.5	-	-	189.5	-	-
Corporate items and eliminations	(11.5)	(19.4)	40.7	(23.7)	(25.6)	7.4
Total	$1,457.7	$977.8	49.1	$3,731.8	$2,758.4	35.3
Operating profit (1)
Wireless	$381.5	$269.6	41.5	$1,044.6	$736.3	41.9
Cable	172.0	173.1	(0.6)	524.3	517.6	1.3
Media	33.3	14.9	123.5	88.8	60.2	47.5
Telecom	23.1	-	-	23.1	-	-
Corporate items and eliminations	(20.5)	(1.7)	-	(50.7)	(30.6)	(65.7)
Total	$589.4	$455.9	29.3	$1,630.1	$1,283.5	27.0
Other income and expense, net (2)	540.5	407.8	32.5	1,608.0	1,321.6	21.7
Net income (loss)	$48.9	$48.1	1.7	$22.1	$(38.1)	158.0
Additions to property, plant and equipment (1)
Wireless	$106.8	$89.9	18.8	$379.8	$305.8	24.2
Cable	173.8	126.5	37.4	471.3	344.6	36.8
Media	5.6	4.2	33.3	28.0	16.1	73.9
Telecom	32.1	-	-	32.1	-	-
Corporate items and eliminations	0.4	0.6	(33.3)	12.7	1.6	-
Total	$318.7	$221.2	44.1	$923.9	$668.1	38.3

(1)	As defined - see the “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Profit Margin” and the “Key Performance Indicators and Non-GAAP Measures - Additions to Property, Plant and Equipment” sections.
(2)	See the “Reconciliation of Operating Profit to Net Income (Loss) for the Period” section for details of these amounts.

For discussions of the results of operations of each of these segments, refer to the respective segment sections of this MD&A.

Rogers Communications Inc	5	Third Quarter 2005

Reconciliation of Operating Profit to Net Income (Loss) for the Period

The items listed below represent the consolidated income and expense amounts that are required to reconcile operating profit to the net income (loss) for the period as defined under Canadian GAAP. For details of these amounts on a segment-by-segment basis and for an understanding of intersegment eliminations on consolidation, the following section should be read in conjunction with Note 9 to the Interim Consolidated Financial Statements titled “Segmented Information”.

	Three Months Ended September 30,				Nine Months Ended September 30,
(In millions of dollars)	2005	2004	Chg	% Chg	2005	2004	Chg	% Chg
Operating profit (1)	$589.4	$455.9	$133.5	29.3	$1,630.1	$1,283.5	$346.6	27.0
Depreciation and amortization	(377.0)	(255.9)	(121.1)	47.3	(1,077.4)	(752.5)	(324.9)	43.2
Operating income	212.4	200.0	12.4	6.2	552.7	531.0	21.7	4.1
Interest on long-term debt	(178.8)	(129.9)	(48.9)	37.6	(543.9)	(399.7)	(144.2)	36.1
Gain on sale of investments	-	1.5	(1.5)	(100.0)	11.9	5.5	6.4	116.4
Writedown of investments	-	-	-	-	(6.1)	(4.1)	(2.0)	48.8
Income (loss) from investments accounted for by the equity method	0.8	(3.4)	4.2	(123.5)	4.9	(19.6)	24.5	(125.0)
Foreign exchange gain (loss)	63.3	35.8	27.5	76.8	39.1	(88.6)	127.7	(144.1)
Change in the fair value of derivative instruments	(42.3)	(7.9)	(34.4)	-	(27.0)	28.1	(55.1)	-
Loss on repayment of long-term debt	(1.1)	-	(1.1)	-	(1.1)	(20.3)	19.2	(94.6)
Investment and other income (expense)	(2.8)	3.9	(6.7)	-	1.5	11.7	(10.2)	(87.2)
Income tax expense	(2.6)	(3.4)	0.8	(23.5)	(9.9)	(8.4)	(1.5)	17.9
Non-controlling interest	-	(48.5)	48.5	-	-	(73.7)	73.7	-
Net income (loss) for the period	$48.9	$48.1	$0.8	1.7	$22.1	$(38.1)	$60.2	158.0

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Operating Profit Margin” sections.

Depreciation and Amortization Expense

The third quarter and year-to-date increases in depreciation and amortization are due primarily to approximately $86.8 million and $246.8 million in the three and nine months ended September 30, 2005, respectively, of amortization of intangible assets which arose on the acquisitions of Fido and the minority interests in Wireless in the fourth quarter of 2004 and the acquisition of Call-Net in the third quarter of 2005.

Operating Income

Our consolidated operating income of $212.4 million and $552.7 million for the three and nine months ended September 30, 2005, respectively, increased 6.2% and 4.1%, respectively, as compared to the corresponding periods of 2004.

Interest on Long-Term Debt

Interest expense of $178.8 million and $543.9 million in the three and nine months ended September 30, 2005, respectively, increased by $48.9 million and $144.2 million, respectively, compared to the corresponding periods in 2004. This increase was mainly due to additional debt issued in the fourth quarter of 2004 associated with the acquisitions of Fido and the 34% interest in Wireless from AT&T Wireless Services, Inc., partially offset by a decrease in the weighted average interest rate for the three and nine months ended September 30, 2005 compared to the corresponding periods of 2004.

Rogers Communications Inc	6	Third Quarter 2005

Gain on Sale of Investments

The gain on sale of other investments totalling $11.9 million for the nine months ended September 30, 2005 related to gains realized on the sale of various public and private investments.

Writedown of Investments

Each quarter we review the carrying values of our investments. During the first quarter of 2005, we determined that a writedown of $6.1 million was required to reflect the other than temporary declines in the values of certain of our investments.

Income (Loss) from Investments Accounted for by the Equity Method

We use the equity method to record income and losses from investments that we do not control, but over which we are able to exercise significant influence. The equity income of $0.8 million and $4.9 million for the three and nine months ended September 30, 2005, respectively, improved compared to the $3.4 million and $19.6 million losses in the three and nine months ended September 30, 2004, respectively. Effective July 31, 2004, we began to consolidate the Blue Jays. As a result, only one month of the Blue Jays’ loss is included in losses from investments accounted for by the equity method in the three months ended September 30, 2004. The Blue Jays’ results for the three and nine months ended September 30, 2005 are consolidated within our Media operations. The Blue Jays equity losses in the three and nine months ended September 30, 2004 were partially offset by equity income of $0.3 million and $3.0 million, respectively, from other equity investments.

Foreign Exchange Gain (Loss)

For the first six months of 2004, we did not treat our cross-currency interest rate exchange agreements as hedges for accounting purposes; all foreign exchange gains and losses were therefore recorded in income. Effective July 1, 2004, hedge accounting was applied which resulted in the foreign exchange gain or loss on our U.S. dollar-denominated debt that is hedged for accounting purposes being offset by an equal and opposite gain or loss in the qualified cross-currency interest rate exchange agreements. As a result, for the nine months ended September 30, 2004, we recorded a significant foreign exchange loss reflecting the exposure to foreign exchange fluctuations between the U.S. and Canadian dollars for the first six months of that period.

Rogers Communications Inc	7	Third Quarter 2005

In addition to the impact of hedge accounting, the $63.3 million foreign exchange gain in the three month period ended September 30, 2005 ($39.1 million gain - nine months ended September 30, 2005) was a significant increase from the $35.8 million foreign exchange gain in the corresponding period of 2004 ($88.6 million loss - nine months ended September 30, 2004) given the strengthening of the Canadian dollar relative to the U.S. dollar during these periods in 2005 compared to 2004.

Change in Fair Value of Derivative Instruments

For the three and nine months ended September 30, 2005, the change in fair value of our cross-currency interest rate exchange agreements not accounted for as hedges resulted in a loss of $42.3 million and $27.0 million, respectively.

Loss on Repayment of Long-Term Debt

During the three months ended September 30, 2005, we redeemed long-term debt at Telecom resulting in the loss on repayment of $1.1 million. There was no loss on the repayment of Cable’s debt in the first quarter of 2005 since it was repaid upon maturity.

During the nine months ended September 2004, we redeemed long-term debt at Cable and Wireless resulting in the loss on repayment of $20.3 million.

Investment and Other Income (Expense)

Investment and other expense of $2.8 million for the three months ended September 30, 2005 and investment and other income of $1.5 million for the nine months ended September 30, 2005, were primarily associated with distributions received from certain of our investments offset by other expenses.

Income Tax Expense

Income taxes for the three and nine months ended September 30, 2005 and for the corresponding periods in 2004 consisted primarily of current income tax expense related to the Federal Large Corporations Tax.

Non-Controlling Interest

Non-controlling interest in 2004 represented the portion of Wireless’ income attributable to its minority shareholders prior to our acquisition of the minority interests in the fourth quarter of 2004.

Net Income (Loss) and Earnings (Loss) Per Share

We recorded net income of $48.9 million for the three months ended September 30, 2005, or basic earnings per share of $0.17 (diluted - $0.16), compared to net income of $48.1 million or basic earnings per share of $0.20 (diluted - $0.19) in the corresponding period of 2004.

Rogers Communications Inc	8	Third Quarter 2005

For the nine months ended September 30, 2005, we recorded net income of $22.1 million or earnings per share of $0.08 (basic and diluted), compared to a loss of $38.1 million or a loss per share of $0.16 (basic and diluted), in the corresponding period of 2004.

ACQUISITION OF TELECOM (FORMERLY CALL-NET)

On July 1, 2005, we acquired 100% of Call-Net in a share-for-share transaction announced May 11, 2005. As consideration for the acquisition, we issued approximately 8.4 million RCI Class B Non-Voting shares and approximately 0.4 million fully-vested options to acquire RCI Class B Non-Voting shares with Call-Net shareholders receiving one Class B Non-Voting share for each 4.25 shares of Call-Net. Including estimated transaction costs of $4.0 million, the purchase price of the acquisition was $328.5 million. We began to consolidate the results of operations of Call-Net with our own effective July 1, 2005.

Call-Net is a Canadian integrated communications solutions provider of local, long distance and data services to more than 600,000 households and businesses across Canada. Telecom operates an extensive national fibre network with over 155 co-locations in major urban areas across Canada and also maintains network facilities in the U.S. and United Kingdom.

This transaction has been accounted for using the purchase method with the results of Telecom consolidated effective July 1, 2005. Telecom’s results are reported as a separate segment as discussed in the Telecom section of this MD&A. See Note 3 to the unaudited financial statements for details regarding the acquisition.

BASIS OF PRO FORMA INFORMATION

Certain financial and operating data information in the MD&A has been prepared on a pro forma basis as if the transactions relating to Wireless and Fido, as described in our 2004 Annual MD&A had occurred on January 1, 2003, and as if the acquisition of Telecom as described in this MD&A, had occurred on January 1, 2004. Such information is based on our historical financial statements, the historical financial statements of Fido and Telecom, and the accounting for the respective business combinations.

Although we believe this presentation provides certain relevant contextual and comparative information for existing operations, the unaudited pro forma consolidated financial and operating data presented in this document is for illustrative purposes only and does not purport to represent what the results of operations actually would have been if the transactions had occurred on January 1, 2003, in the case of Wireless and Fido, and on January 1, 2004 in the case of Telecom, nor does it purport to project the results of operations for any future period.

This pro forma information reflects, among other things, adjustments to Fido and Telecom’s historically reported financial information to conform it to our accounting policies, the impacts of purchase accounting, and the impact of amortizing the deferred compensation expense arising on the exchange of employee stock options in RWCI into stock options to acquire Class B Non-Voting shares of RCI. The pro forma adjustments are based upon certain estimates and assumptions that we believe are reasonable. Accounting policies used in the preparation of

Rogers Communications Inc	9	Third Quarter 2005

these statements are those disclosed in our 2004 Annual Audited Consolidated Financial Statements and Notes thereto.

Certain tables in the sections below titled ‘Wireless Operating and Financial Results (Pro Forma)’, ‘Wireless Revenues and Subscribers (Pro Forma)’, ‘Telecom Operating and Financial Results (Pro Forma)’, ‘Telecom Subscribers (Pro Forma)’ present selected unaudited pro forma information.

Rogers Communications Inc	10	Third Quarter 2005

OPERATING UNIT REVIEW

WIRELESS

Wireless Operating and Financial Results (Actual)

	Three Months Ended September 30,			Nine Months Ended September 30,
(In millions of dollars, except margin)	2005	2004	% Chg	2005	2004	% Chg
Operating revenue
Postpaid (voice and data)	$899.1	$604.6	48.7	$2,466.1	$1,678.5	46.9
Prepaid	55.4	25.0	121.6	156.4	75.2	108.0
One-way messaging	5.2	6.0	(13.3)	15.2	18.7	(18.7)
Network revenue	959.7	635.6	51.0	2,637.7	1,772.4	48.8
Equipment revenue	109.2	85.5	27.7	270.5	197.5	37.0
Total operating revenue	$1,068.9	$721.1	48.2	$2,908.2	$1,969.9	47.6
Operating expenses
Cost of equipment sales	$209.1	$144.4	44.8	$530.0	$338.8	56.4
Sales and marketing expenses	153.1	96.8	58.2	410.3	285.1	43.9
Operating, general and administrative expenses	312.4	210.4	48.5	894.9	609.7	46.8
Integration expenses (1)	12.8	-	-	28.4	-	-
Total operating expenses	$687.4	$451.6	52.2	$1,863.6	$1,233.6	51.1
Operating profit (2)	$381.5	$269.5	41.6	$1,044.6	$736.3	41.9
Operating profit margin as % of network revenue	39.8%	42.4%		39.6%	41.5%
Additions to property, plant and equipment (2)	$106.8	$89.9	18.8	$379.8	$305.8	24.2

(1)	Expenses incurred relate to the integration of the operations of Fido Solutions Inc (“Fido”), a wholly owned subsidiary of Rogers Wireless Inc.
(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures - Operating Profit, Operating Profit Margin and Additions to Property, Plant and Equipment” sections.

Rogers Communications Inc	11	Third Quarter 2005

Wireless Revenue and Subscribers (Actual)

	Three Months Ended September 30,				Nine Months Ended September 30,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2005	2004	Chg	% Chg	2005	2004	Chg	% Chg
Postpaid (Voice and Data) (1)
Gross additions(2)	394.9	268.2	126.7	47.2	1,031.3	764.1	267.2	35.0
Net additions(2)	194.9	88.8	106.1	119.5	400.6	260.3	140.3	53.9
Total postpaid retail subscribers (2)					4,615.7	3,289.9	1,325.8	40.3
Average monthly revenue per user ("ARPU") (3)	$66.83	$62.18	$4.65	7.5	$63.02	$59.10	$3.92	6.6
Average monthly usage (minutes)	508	397	111	28.0	491	388	103	26.5
Churn	1.50%	1.85%	(0.35%)	(18.9)	1.62%	1.78%	(0.16%)	(9.0)
Prepaid
Gross additions	153.1	73.1	80.0	109.4	416.2	192.3	223.9	116.4
Net additions (losses) (4)	18.1	8.7	9.4	108.0	1.9	(26.4)	28.3	-
Total prepaid retail subscribers					1,336.0	733.4	602.6	82.2
ARPU (3)	$13.91	$11.45	$2.46	21.5	$13.16	$11.37	$1.79	15.7
Churn (4)	3.40%	2.96%	0.44%	14.9	3.49%	3.31%	0.18%	5.4
Total - Postpaid and Prepaid
Gross additions(2)	548.0	341.3	206.7	60.6	1,447.5	956.4	491.1	51.3
Net additions(2)	213.0	97.5	115.5	118.5	402.5	233.9	168.6	72.1
Total retail subscribers (2)					5,951.7	4,023.3	1,928.4	47.9
ARPU (blended) (3)	$54.76	$52.88	$1.88	3.6	$51.41	$50.09	$1.32	2.6
Churn	1.94%	2.06%	(0.12%)	(5.8)	2.06%	2.07%	(0.01%)	(0.5)
One-Way Messaging
Gross additions	6.4	7.6	(1.2)	(15.8)	18.1	23.4	(5.3)	(22.6)
Net losses	(6.4)	(10.7)	4.3	(40.2)	(23.2)	(30.7)	7.5	(24.4)
Total one-way subscribers					172.9	210.6	(37.7)	(17.9)
ARPU(3)	$9.85	$9.19	$0.66	7.2	$9.22	$9.15	$0.07	0.8
Churn	2.40%	2.77%	(0.37%)	(13.4)	2.49%	2.63%	(0.14%)	(5.3)
Wholesale (1)
Total wholesale subscribers	88.2	-	-	-	88.2	-	-	-

(1)	Effective at the beginning of fourth quarter 2004, on a prospective basis, wholesale subscribers are reported separately under the “wholesale” category.
(2)	Total postpaid retail subscribers at September 30, 2005 includes approximately 31,000 subscribers purchased from Rogers Telecom Inc. (“Telecom”) on September 30, 2005. These 31,000 subscribers are not included in gross or net additions for the three or nine months ended September 30, 2005.
(3)	As defined in the 2004 Annual MD&A “Key Performance Indicators and Non-GAAP Measures - Average Revenue Per User” section and as calculated in the “Supplementary Information” section.
(4)
Effective November 9, 2004, the deactivation of prepaid subscribers acquired from Fido is recognized after 180 days of no usage to conform to the Wireless prepaid churn definition. This had the impact of decreasing prepaid subscriber net losses by approximately 12,000 in the nine months ended September 30, 2005 and reducing prepaid churn by 0.13% for the nine months ended September 30, 2005. There was no impact in the three months ended September 30, 2005.

Wireless Network Revenue (Actual)

Network revenue of $959.7 million accounted for 89.8% of our total revenue in the three months ended September 30, 2005 and increased 51.0% from the corresponding period in 2004. On a year-to-date basis, network revenue increased by 48.8% to $2,637.7 million. These increases were driven by the acquisition of Fido’s subscriber base on November 9, 2004, the continued growth of our subscriber base, and the increases in both postpaid and prepaid average monthly revenue per user (“ARPU”).

Net additions of postpaid voice and data subscribers were 194,900 for the quarter and 400,600 on a year-to-date basis compared to 88,800 and 260,300, respectively, in the corresponding periods of 2004. Prepaid subscriber net additions for the third quarter were 18,100 compared to 8,700 in 2004. On a year-to-date basis, we had net additions of 1,900 prepaid subscribers compared to a net loss of 26,400 in 2004. We ended the quarter with a total of 5,951,700 retail wireless voice and data subscribers.

Rogers Communications Inc	12	Third Quarter 2005

Postpaid voice and data ARPU was $66.83 for the third quarter of 2005, a 7.5% increase compared to the third quarter in 2004, while on a year-to-date basis, postpaid voice and data ARPU was $63.02, a 6.6% increase compared to the corresponding period of 2004. We have continued to benefit from higher data and roaming revenues and an increase in the penetration of optional services. As Canada’s only GSM/GPRS/EDGE provider, we expect to continue to experience increases in outbound roaming revenues from our subscribers travelling outside of Canada, as well as strong growth in inbound roaming revenues from travellers to Canada who utilize our network.

Wireless data revenue represented approximately 8.5% of total network revenue in the third quarter of 2005 compared to 5.7% in the third quarter of 2004, reflecting the continued rapid growth of Blackberry, Short Message Service (“SMS”) and Multimedia Messaging Service (“MMS”), downloadable ring tones, music, games, and other wireless data services and applications. Wireless data revenue grew by 123.6% year-over-year, to $81.2 million for the three months ended September 30, 2005.

Prepaid ARPU was $13.91 for the third quarter of 2005, an increase of $2.46 compared to the third quarter in 2004, while on a year-to-date basis, prepaid ARPU increased to $13.16, a $1.79 increase compared to the corresponding period of 2004. These increases were primarily a result of the acquisition of Fido’s higher ARPU prepaid subscriber base.

Postpaid voice and data subscriber churn decreased to 1.50% in the three months ended September 30, 2005, from 1.85% in the corresponding period of 2004 and to 1.62% in the nine months ended September 30, 2005, from 1.78% in the corresponding period of 2004 as a result of our proactive and targeted customer retention activities as well as from the increased network density and coverage quality resulting from the integration of the Fido GSM network.

Prepaid churn increased to 3.40% from 2.96% in the same quarter in 2004 and to 3.49% from 3.31% on a year-to-date basis compared to 2004 due to the impact of competitive prepaid offerings in the market.

One-way messaging (paging) subscriber churn for the quarter decreased to 2.40% for the third quarter of 2005, and to 2.49% on a year-to-date basis. One-way messaging ARPU increased by 7.2% during the quarter. With 172,900 paging subscribers, we continue to view paging as a profitable but mature business segment, and recognize that churn will likely continue at relatively high rates as one-way messaging subscribers increasingly migrate to two-way messaging and converged voice and data services.

Wireless Equipment Revenue (Actual)

The year-over-year increases in revenue from wireless equipment sales of $23.7 million and $73.0 million for the three and nine months ended September 30, 2005, respectively, including activation fees and net of equipment subsidies, reflect the higher volume of gross additions and handset upgrades associated with subscriber retention programs combined with the generally higher price points of more sophisticated handsets and devices.

Rogers Communications Inc	13	Third Quarter 2005

Wireless Operating Expenses (Actual)

	Three Months Ended September 30,			Nine Months Ended September 30,
(In millions of dollars, except per subscriber statistics)	2005	2004	% Chg	2005	2004	% Chg
Operating expenses
Cost of equipment sales	$209.1	$144.4	44.8	$530.0	$338.8	56.4
Sales and marketing expenses	153.1	96.8	58.2	410.3	285.1	43.9
Operating, general and administrative expenses	312.4	210.4	48.5	894.9	609.7	46.8
Integration expenses (1)	12.8	-	-	28.4	-	-
Total operating expenses	$687.4	$451.6	52.2	$1,863.6	$1,233.6	51.1
Average monthly operating expenses per subscriber before sales and marketing expenses (2)	$20.96	$19.59	7.0	$19.90	$18.47	7.7
Sales and marketing costs per gross subscriber addition (2)	$364	$344	5.8	$372	$359	3.6

(1)	Expenses incurred related to the integration of the operations of Fido.
(2)	As calculated in the “Supplementary Information - Non-GAAP Calculations” section.

The acquisition of Fido accounted for approximately 64% of the increase in Wireless operating expenses for the third quarter and approximately 70% of the increase on a year-to-date basis.

Cost of equipment sales increased by $64.7 million for the third quarter of 2005 compared to the third quarter of 2004, and by $191.2 million for year-to-date 2005 compared to year-to-date 2004. Approximately 50% of both the quarter and year-to-date increase is due to the acquisition of Fido. In addition, the increases reflect the growing volume of subscriber gross additions and handset upgrades.

Sales and marketing expenses increased by $56.3 million for the third quarter of 2005 compared to the third quarter of 2004, and by $125.2 million for year-to-date 2005 compared to year-to-date 2004. Approximately 60% of the third quarter increase, and 75% of the year-to-date increase is due to the acquisition of Fido. Our marketing efforts during the first three quarters of 2005 included targeted programs to acquire customers on longer term contracts, resulting in increases in our sales and marketing costs per gross addition. The increase in sales and marketing expenses also reflects the increase in the number of gross additions in the period.

Operating, general and administrative expenses increased by $102.0 million for the third quarter of 2005 compared to the third quarter of 2004, and by $285.2 million for year-to-date 2005 compared to year-to-date 2004, primarily as a result of the acquisition of Fido, which accounted for 74% and 80% of the increases, respectively. Increases in retention spending and growth in network operating expenses to accommodate the growth in our subscriber base and usage also contributed to the increase. These increased costs were offset by savings related to more favourable roaming arrangements and operating and scale efficiencies across various functions.

Rogers Communications Inc	14	Third Quarter 2005

We incurred $12.8 million during the quarter and $28.4 million year-to-date for integration expenses associated with the Fido acquisition. These integration expenses have been recorded within operating expenses. See the section below entitled “Update on Fido Integration” for more details on integration costs incurred, including those costs recorded within property, plant and equipment expenditures and as part of the purchase accounting.

The $1.37 year-over-year increase for the third quarter, and $1.43 increase for year-to-date, in average monthly operating expense per subscriber, excluding sales and marketing expenses and including management fees and integration expenses, reflect our increased spending on handset upgrades associated with targeted retention programs and the impact of integration expenses resulting from the acquisition of Fido. Total retention spending (including subsidies on handset upgrades) was $77.9 million in the third quarter of 2005 compared to $58.9 million in the corresponding period in 2004. Retention spending, on both an absolute and a per subscriber basis, is expected to continue to grow as wireless market penetration in Canada deepens and wireless number portability (“WNP”) becomes available.

Wireless Operating Profit (Actual)

Operating profit grew by $112.0 million, or 41.6%, to $381.5 million in the three months ended September 30, 2005 from $269.5 million in the corresponding period of 2004, as network revenue growth of 51.0% was partially offset by the growth in operating expenses. Similarly, operating profit for the nine months ended September 30, 2005 grew 41.9%, compared to the corresponding period in 2004, to $1,044.6 million. The operating profit margin on network revenue was 39.8% in the quarter and 39.6% on a year-to-date basis.

Wireless Additions to Property, Plant and Equipment (Actual)

Our additions to Wireless property, plant and equipment (“PP&E”) are classified into the following categories:

	Three Months Ended September 30,			Nine Months Ended September 30,
(In millions of dollars)	2005	2004	% Chg	2005	2004	% Chg
Additions to PP&E
Network - capacity	$41.6	$32.2	29.2	$203.6	$179.3	13.6
Network - other	21.8	37.3	(41.6)	63.1	75.3	(16.2)
Information technology and other	19.5	20.4	(4.4)	51.6	51.2	0.8
Integration of Fido	23.9	-	-	61.5	-	-
Total additions to PP&E	$106.8	$89.9	18.8	$379.8	$305.8	24.2

The $106.8 million additions to Wireless PP&E for the third quarter, and $379.8 million on a year-to-date basis, reflect spending on network capacity and quality enhancements. Additions to PP&E in the three and nine months ended September 30, 2005 also include $23.9 million and $61.5 million, respectively, of expenditures related to the Fido integration.

Network-related additions to PP&E in the third quarter of 2005 primarily reflect capacity expansion of the GSM/GPRS network and transmission. The remaining network-related additions to PP&E relate primarily to technical upgrade projects, including new cell sites, operational support systems and the addition of new services. Other additions to PP&E reflect information technology initiatives and other facilities and equipment.

Rogers Communications Inc	15	Third Quarter 2005

UPDATE ON FIDO INTEGRATION

The integration of Fido continued to progress during the three months ended September 30, 2005. To date, we have successfully completed the integration of the Fido GSM network across the country, as well as completed the migration of the Fido prepaid subscriber base onto the Rogers’ prepaid billing system. Integration of the postpaid billing platform and other back office systems continue to progress with substantial completion of the overall integration work expected by the end of 2005.

During the third quarter, further adjustments of $10.9 million were made to the purchase price allocation from that recorded on a preliminary basis at December 31, 2004. These are in addition to the $44.8 million in adjustments reflected in the three months ended June 30, 2005. The estimated liabilities for Fido restructuring costs accrued as part of the purchase price allocation have decreased by a total of $55.7 million from $129.0 million recorded at December 31, 2004 to $73.3 million due to revisions to the restructuring plan. The adjustments to these liabilities assumed on acquisition and the payments made in the nine months ended September 30, 2005 are as follows:

	As at				As at
	December 31,		Revised		September 30,
	2004	Adjustments	Liabilities	Payments	2005
Network decommissioning and restoration costs	$52,806	$(18,505)	$34,301	$(9,150)	$25,151
Lease and other contract termination costs	48,329	(21,648)	26,681	(22,520)	4,161
Involuntary severance	27,891	(15,557)	12,334	(4,568)	7,766
Liabilities assumed on acquisition	$129,026	$(55,710)	$73,316	$(36,238)	$37,078

Severance and retention payments to Fido employees are estimated to be approximately $21.0 million, of which $12.3 million is accrued as part of the restructuring costs in the purchase price allocation. Of the remaining $8.7 million, $4.0 million has been incurred as of September 30, 2005 and is included in integration expenses.

Total integration expenses incurred during the three and nine months ended September 30, 2005 are $12.8 million and $28.4 million, respectively. These integration expenses have been recorded within operating expenses. These expenses include various severance, consulting and other incremental restructuring costs directly related to the acquisition. In addition, during the three and nine months ended September 30, 2005, we incurred $23.9 million and $61.5 million, respectively, of property, plant and equipment expenditures relating to the integration of the Fido network.

Rogers Communications Inc	16	Third Quarter 2005

Summarized Consolidated Financial Results - Pro Forma Analysis

Basis of Pro Forma Information

Certain financial and operating data information in the MD&A has been prepared on a pro forma basis as if the transaction relating to Fido, as described in our 2004 Annual MD&A, had occurred on January 1, 2003. Such information is based on our historical financial statements, the historical financial statements of Fido, and the accounting for the purchase of Fido.

Although we believe this presentation provides certain relevant contextual and comparative information for existing operations, the unaudited pro forma consolidated financial and operating data presented in this document is for illustrative purposes only and does not purport to represent what the results of operations actually would have been if the transactions had occurred on January 1, 2003, nor does it purport to project the results of operations for any future period.

This pro forma information reflects, among other things, adjustments to Fido’s historically reported financial information to conform it to our accounting policies, the impacts of purchase accounting, and the impact of amortizing the deferred compensation expense arising on the exchange of employee stock options in RWCI into stock options to acquire Class B Non-Voting shares of RCI. The pro forma adjustments are based upon certain estimates and assumptions that we believe are reasonable. Accounting policies used in the preparation of these statements are those disclosed in our 2004 Annual Audited Consolidated Financial Statements and Notes thereto.

Rogers Communications Inc	17	Third Quarter 2005

The tables below present selected unaudited pro forma information.

Wireless Operating and Financial Results (Pro Forma)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2005	2004		2005	2004
(In millions of dollars, except margin)	Actual	Pro Forma	% Chg	Actual	Pro Forma	% Chg
Operating revenue
Postpaid (voice and data)	$899.1	$734.7	22.4	$2,466.1	$2,028.2	21.6
Prepaid	55.4	53.9	2.8	156.4	163.6	(4.4)
One-way messaging	5.2	6.0	(13.3)	15.2	18.7	(18.7)
Network revenue	959.7	794.6	20.8	2,637.7	2,210.5	19.3
Equipment revenue	109.2	100.1	9.1	270.5	232.5	16.3
Total operating revenue	$1,068.9	$894.7	19.5	$2,908.2	$2,443.0	19.0
Operating expenses
Cost of equipment sales	$209.1	$184.8	13.1	$530.0	$458.8	15.5
Sales and marketing expenses	153.1	122.0	25.5	410.3	355.4	15.4
Operating, general and administrative expenses	312.4	288.4	8.3	894.9	837.7	6.8
Integration expenses (1)	12.8	-	-	28.4	-	-
Total operating expenses	$687.4	$595.2	15.5	$1,863.6	$1,651.9	12.8
Operating profit (2)	$381.5	$299.5	27.4	$1,044.6	$791.1	32.0
Operating profit margin as % of network revenue (2)	39.8%	37.7%		39.6%	35.8%
Additions to property, plant and equipment (2)	$106.8	$128.5	(16.9)	$379.8	$504.0	(24.6)

(1)	Expenses incurred related to the integration of the operations of Fido.
(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures - Operating Profit, Operating Profit Margin, and Additions to Property, Plant and Equipment” sections.

Wireless Revenue and Subscribers (Pro Forma)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2005	2004			2005	2004
(Subscriber statistics in thousands, except ARPU and churn)	Actual	Pro Forma	Chg	% Chg	Actual	Pro Forma	Chg	% Chg
Postpaid (Voice and Data)(1)
Gross additions(2)	394.9	397.2	(2.3)	(0.6)	1,031.3	1,049.4	(18.1)	(1.7)
Net additions(2)	194.9	166.6	28.3	17.0	400.6	397.8	2.8	0.7
Total postpaid retail subscribers(2)					4,615.7	4,019.5	596.2	14.8
ARPU(3)	$66.83	$62.33	$4.50	7.2	$63.02	$59.37	$3.65	6.1
Churn	1.50%	1.97%	(0.47%)	(23.9)	1.62%	1.92%	(0.30%)	(15.6)
Prepaid
Gross additions	153.1	123.7	29.4	23.8	416.2	348.4	67.8	19.5
Net additions (losses)(4)	18.1	6.8	11.3	166.2	1.9	(58.6)	60.5	-
Adjustment to subscriber base (5)	-	-	-	-	-	(74.8)	74.8	-
Total prepaid retail subscribers					1,336.0	1,279.3	56.7	4.4
ARPU(3)	$13.91	$14.12	$(0.21)	(1.5)	$13.16	$13.71	$(0.55)	(4.0)
Churn(4)	3.40%	3.07%	0.33%	10.7	3.49%	3.40%	0.09%	2.6
Total - Postpaid and Prepaid
Gross additions(2)	548.0	520.9	27.1	5.2	1,447.5	1,397.8	49.7	3.6
Net additions(2)	213.0	173.4	39.6	22.8	402.5	339.2	63.3	18.7
Adjustment to subscriber base (5)	-	-	-	-	-	(74.8)	74.8	-
Total retail subscribers(2)					5,951.7	5,298.8	652.9	12.3
ARPU (blended)(3)	$54.76	$50.54	$4.22	8.3	$51.41	$47.55	$3.86	8.1
Churn	1.94%	2.24%	(0.30%)	(13.4)	2.06%	2.31%	(0.25%)	(10.8)
Wholesale (1)
Total wholesale subscribers	88.2	-	-	-	88.2	-	-	-

(1)	Effective at the beginning of fourth quarter 2004, on a prospective basis, wholesale subscribers are reported separately under the “wholesale” category.

Rogers Communications Inc	18	Third Quarter 2005

(2)
Total postpaid retail subscribers at September 30, 2005 includes approximately 31,000 subscribers purchased from Rogers Telecom Inc. (“Telecom”). These 31,000 subscribers are not included in gross or net additions.

(3)	As defined in the 2004 Annual MD&A “Key Performance Indicators and Non-GAAP Measures - Average Revenue Per User” section and as calculated in the “Supplementary Information” section.
(4)	Effective November 9, 2004, the deactivation of prepaid subscribers acquired from Fido is recognized after 180 days of no usage to conform to the Wireless prepaid churn definition. This had the impact of decreasing prepaid subscriber net losses by approximately 12,000 in the nine months ended September 30, 2005 and reducing prepaid churn by 0.13% for the nine months ended September 30, 2005. There was no impact in the three months ended September 30, 2005.
(5)	At the beginning of the second quarter of 2004, Fido removed 74,843 inactive prepaid customers from its retail subscriber base. This adjustment was not reflected in the calculation of prepaid and blended churn rates or in net additions (losses) as these operating statistics are presented net of such adjustments.

Wireless Network Revenue (Pro Forma)

The pro forma quarterly network revenue increase of 20.8% over the third quarter of 2004 and of 19.3% on a year-to-date basis reflect the 12.3% increase in the number of retail wireless voice and data subscribers from September 30, 2004 combined with the 8.3% and 8.1% year-over-year increase in quarterly and year-to-date blended postpaid and prepaid ARPU.

We added 194,900 net postpaid voice and data subscribers for the quarter and 400,600 year-to-date compared to 166,600 on a pro forma basis in the third quarter of 2004 and 397,800 for the year-to-date period of 2004, while prepaid voice subscriber net additions were 18,100 for the quarter and 1,900 year-to-date compared to 6,800 on a pro forma basis in the third quarter of 2004 and a net loss of 58,600 for the year-to-date period of 2004.

The 7.2% third quarter and 6.1% year-to-date growth in pro forma postpaid ARPU reflect the continued growth of both wireless data and roaming revenues as well as an increase in the penetration of optional services. As Canada’s only GSM/GPRS/EDGE provider, we expect to continue to experience increases in outbound roaming revenues from our subscribers travelling outside of Canada, as well as strong growth in inbound roaming revenues from visitors to Canada who utilize our network.

Data revenues represented approximately 8.5% of network revenue in the third quarter of 2005 compared to 5.1% of pro forma network revenue in the third quarter of 2004, reflecting the continued rapid growth of Blackberry, SMS and MMS, downloadable ring tones, music, games, and other wireless data services and applications. Wireless pro forma data revenue grew by 99.0% year-over-year, to $81.2 million for the three months ended September 30, 2005.

Prepaid ARPU for the third quarter of 2005 decreased on a pro forma basis by 1.5% versus 2004 to $13.91, while on a year-to-date basis, prepaid ARPU decreased on a pro forma basis by 4.0% versus 2004 to $13.16. The decline primarily reflects the increased focus by Fido on higher revenue postpaid subscribers and the introduction of competitive prepaid offerings into the market.

Postpaid voice and data subscriber churn decreased to 1.50% for the quarter and 1.62% year-to-date from the pro forma rate of 1.97% in the third quarter of 2004 and 1.92% for the year-to-date period in 2004 as a result of our proactive and targeted customer acquisition and retention programs as well as from the increased network density and coverage quality resulting from the integration of the Fido GSM network.

Rogers Communications Inc	19	Third Quarter 2005

Prepaid churn increased to 3.40% in the third quarter of 2005 and 3.49% year-to-date from the pro forma rate of 3.07% in the third quarter of 2004 and 3.40% year-to-date period in 2004.

Wireless Operating Expenses (Pro Forma)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2005	2004		2005	2004
(In millions of dollars, except margin)	Actual	Pro Forma	% Chg	Actual	Pro Forma	% Chg
Operating expenses
Cost of equipment sales	$209.1	$184.8	13.1	$530.0	$458.8	15.5
Sales and marketing expenses	153.1	122.0	25.5	410.3	355.4	15.4
Operating, general and administrative expenses	312.4	288.4	8.3	894.9	837.7	6.8
Integration expenses (1)	12.8	-	-	28.4	-	-
Total operating expenses	$687.4	$595.2	15.5	$1,863.6	$1,651.9	12.8
Average monthly operating expenses per subscriber before sales and marketing expenses	$20.96	$20.21	3.7	$19.90	$20.22	(1.6)
Sales and marketing costs per gross subscriber addition (2)	$364	$315	15.6	$372	$349	6.6

(1)    Expenses incurred related to the integration of the operations of Fido.
(2)    As calculated in the “Supplementary Information - Non-GAAP Calculations” section.

The increase in the cost of equipment sales for the third quarter and year-to-date periods of 2005 over the pro forma cost of equipment sales for the corresponding periods in 2004 reflects increased volumes in handset upgrades.

The $31.1 million and $54.9 million year-over-year increases in quarterly and year-to-date sales and marketing expenses, respectively, on a pro forma basis, primarily reflects heightened marketing activity during the third quarter of 2005 associated with, among other things, initiatives to migrate customers to longer-term contracts and competitive activities in the market. These factors resulted in the 15.6% pro forma increase in our sales and marketing costs per gross addition to $364 for the third quarter and 6.6% increase to $372 year-to-date.

The year-over-year increase in third quarter and year-to-date operating, general and administrative expenses on a pro forma basis of $24.0 million and $57.2 million respectively is primarily attributable to the increases in retention spending and growth in network operating expenses reflective of the growth in our subscriber base. These same factors have led to the increase in the year-to-date operating expenses.

The $0.75 year-over-year increase in average monthly operating expense per subscriber, excluding sales and marketing expenses and including integration expenses, on a pro forma basis, in the third quarter of 2005 reflects the cost of integrating Fido’s operations and our increased spending on handset upgrades associated with targeted retention programs. Total retention spending (including subsidies on handset upgrades) was $77.9 million in the third quarter of 2005 compared to $64.7 million on a pro forma basis in the corresponding period in 2004.

Rogers Communications Inc	20	Third Quarter 2005

Wireless Operating Profit (Pro Forma)

Operating profit increased by $82.0 million in the third quarter of 2005, or 27.4%, over operating profit on a pro forma basis for the third quarter of 2004. This resulted in an increase in the operating profit margin to 39.8% from 37.7% on a pro forma basis in 2004. On a year-to-date basis, operating profit margin increased to 39.6% as the growth in network revenue continued to outstrip the increases in operating expenses.

Wireless Additions to Property, Plant and Equipment (Pro Forma)

The following table presents actual and pro forma information of Wireless additions to Property, Plant and Equipment.

	Three Months Ended September 30,			Nine Months Ended September 30,
	2005	2004		2005	2004
(In millions of dollars)	Actual	Pro Forma	% Chg	Actual	Pro Forma	% Chg
Additions to PP&E
Network - capacity	$41.6	$94.7	(56.1)	$203.6	$337.1	(39.6)
Network - other	21.8	4.1	431.7	63.1	89.0	(29.1)
Information technology and other	19.5	29.7	(34.3)	51.6	77.9	(33.8)
Integration of Fido	23.9	-	-	61.5	-	-
Total additions to PP&E	$106.8	$128.5	(16.9)	$379.8	$504.0	(24.6)

Additions to property, plant and equipment for the third quarter of 2005 decreased by $21.7 million versus pro forma additions to property, plant and equipment in the third quarter of 2004, and by $124.2 million on a year-to-date basis. This decrease is directly attributable to reduced spending at Fido as a result of the acquisition.

Rogers Communications Inc	21	Third Quarter 2005

CABLE

Cable Operating and Financial Results

	Three Months Ended Sept. 30,			Nine Months Ended Sept. 30,
(In millions of dollars, except margin)	2005	2004	% Chg	2005	2004	% Chg
Operating revenue
Core cable	$326.7	$316.4	3.3	$963.9	$933.2	3.3
Internet	110.4	96.5	14.4	322.1	278.2	15.8
Total cable revenue	437.1	412.9	5.9	1,286.0	1,211.4	6.2
Video Stores	77.1	77.4	(0.4)	235.5	228.3	3.2
Intercompany eliminations	(1.1)	(0.9)	22.2	(3.1)	(2.4)	29.2
Total operating revenue	513.1	489.4	4.8	1,518.4	1,437.3	5.6
Operating expenses
Cost of Video Stores sales	36.3	36.0	0.8	108.9	105.9	2.8
Sales and marketing expenses	66.1	68.3	(3.2)	198.5	186.0	6.7
Operating, general and administrative expenses	239.7	212.8	12.6	689.8	630.2	9.5
Intercompany eliminations	(1.1)	(0.9)	22.2	(3.1)	(2.4)	29.2
Total operating expense	341.0	316.2	7.8	994.1	919.7	8.1
Operating profit (1)
Cable	167.9	166.4	0.9	510.2	499.9	2.1
Video Stores	4.2	6.8	(38.2)	14.1	17.7	(20.3)
Total operating profit	172.1	173.2	(0.6)	524.3	517.6	1.3
Operating profit margin: (1)
Cable	38.4%	40.3%		39.7%	41.3%
Video stores	5.4%	8.8%		6.0%	7.8%
Additions to Property, plant and equipment ("PP&E") (1)	$173.8	$126.5	37.4	$471.3	$344.6	36.8

(1)    As defined - See the “Key Performance Indicators and Non-GAAP Measures - Operating Profit, Operating Profit Margin” and “Key Performance Indicators and Non-GAAP Measures - Additions to Property, Plant and Equipment (“PP&E”)” sections. The Cable operating profit and operating profit margin calculated above includes the impact of Rogers Home Phone (“RHP”).

Rogers Communications Inc	22	Third Quarter 2005

Cable Revenue and Subscribers

	Three Months Ended Sept. 30,				Nine Months Ended Sept. 30,
(Subscriber statistics in thousands, except ARPU)	2005	2004	Chg	% Chg	2005	2004	Chg	% Chg
Homes passed					3,355.2	3,270.1	85.1	2.6
Customer relationships (1)					2,389.2	2,340.8	48.4	2.1
Customer relationships, net additions (3)	30.8	5.5	25.3	-	33.3	1.5	31.8	-
Basic cable subscribers					2,255.8	2,248.8	7.0	0.3
Basic cable, net additions/ (losses) (3)	17.4	(3.5)	20.9	-	1.1	(20.7)	21.8	-
Core cable ARPU (2)	$48.45	$46.97	$1.48	3.2	$47.61	$45.94	$1.67	3.6
Internet subscribers					1,083.0	879.5	203.5	23.1
Internet, net additions (3)	61.3	43.3	18.0	41.7	146.3	101.7	44.6	43.8
Internet ARPU (2)	$35.14	$37.74	$(2.60)	(6.9)	$35.56	$37.40	$(1.84)	(4.9)
Digital terminals in service					1,025.5	729.3	296.2	40.6
Digital terminals, net additions	101.4	48.0	53.4	111.2	229.8	115.6	114.2	98.8
Digital households					840.1	627.0	213.1	34.0
Digital households, net additions (3)	71.0	37.3	33.7	90.3	164.7	91.8	72.9	79.5
Cable telephony subscribers					18.1	N/A	N/A	N/A

(1)    As defined in our 2004 Annual MD&A “Key Performance Indicators and Non-GAAP Measures - Subscriber Counts” section and as calculated in the “Supplementary Information - Non-GAAP Calculations”.
(2)    As defined in our 2004 Annual MD&A “Key Performance Indicators and Non-GAAP Measures - Average Revenue per Subscriber” section and as calculated in “Supplementary Information - Non-GAAP Calculations”.
(3)    Effective August 2005, voluntarily deactivating cable and Internet subscribers are required to continue service for 30 days from the date termination is requested. This continued service period, which is consistent with the subscriber agreement terms and conditions, resulted in approximately 16,500 greater net basic cable additions, 8,000 greater high-speed Internet additions and 5,500 greater digital household net additions.

Core Cable Revenue

The increase in Core Cable revenue for both the three and nine months ended September 30, 2005 of 3.2% and the increase in average monthly revenue per subscriber (“ARPU”) for the three months ended September 30, 2005 to $48.45 from $46.97 compared to the prior year reflect the growing penetration of our digital products, our continued up-selling of customers into enhanced programming packages, and certain pricing increases. These increases were partially offset by the impact of discounts associated with increasing adoption of our bundled offerings which offer a discount on price and to the declined equipment revenues resulting primarily from a decrease in equipment rental prices. To mitigate impacts on ARPU and operating profit margins associated with bundled offering discounts, effective during the fourth quarter of 2005 once systems permit, Rogers is modifying its Better Choice Bundles plans to reduce certain of the available discounts.

As of September 30, 2005, the digital subscriber base grew by 34.0% from the same period of the prior year. The promotion of Rogers Better Choice Bundles combined with our Personal TV marketing campaign were the contributors to the growth in our digital subscriber base of 71,000 and 164,700 customers in the three and nine months ended September 30, 2005, respectively. The market adoption of our on-demand services continues to increase and we believe these services will be further enhanced by our agreement signed on October 3, 2005

Rogers Communications Inc	23	Third Quarter 2005

with Warner Bros. International Television Distribution for access to its extensive content library.

Internet Revenue

The growth in Internet revenues of 14.4% and 15.8% for the three months and nine months ended September 30, 2005, respectively, primarily reflects the 23.1% increase in the number of Internet subscribers from the previous year. We believe this increase is due primarily to the marketing of our Rogers Yahoo! offering and Rogers Better Choice Bundle promotions. Our marketing efforts in 2005 also recognize and attract customers with varying needs, which has resulted in higher penetration for our lower-priced entry level Internet offerings. Average monthly revenue per Internet subscriber has decreased over the corresponding 2004 periods primarily reflecting the increased penetration of lower-priced offerings and the impact of bundling, which we believe to be an effective tactic in retaining customers.

During the quarter, net Internet additions of 61,300 represented an increase of 41.7% compared to the same period last year. With the Internet subscriber base now at approximately 1.1 million, we now have 42.1% Internet penetration of basic cable households, and 32.3% Internet penetration as a percentage of all homes passed by our cable networks.

Cable Telephony Revenue

The Rogers Home Phone voice-over-cable telephony service was launched on July 1, 2005 in the Greater Toronto Area and began to contribute to Cable’s revenues for the first time this quarter. In the three months ended September 30, 2005, revenues from cable telephony totalled $0.7 million, which is included in Core Cable revenue, and we ended the quarter with 18,100 Rogers Cable telephony subscribers. Rogers Cable telephony revenues and subscribers are expected to increase over the coming periods as we continue to market and sell the service in the Toronto area and launch the service in our other cable serving areas.

In addition, we report circuit switch telephony subscribers and results in our Telecom segment following the July 1, 2005 acquisition of Call-Net.

Video Stores Revenue

During the third quarter of 2005, revenues at our Rogers Video (“Video”) stores were impacted by a combination of a continued lack of hit movie titles compared to last year’s third quarter as well as aggressive competition. While both dollars per transaction and the number of stores increased, same store revenues decreased by 11.0% year-over-year compared to the prior year due to fewer total visits in the period (“same stores” are stores that were open for the full quarters in both 2005 and 2004). Rogers Video has launched a series of initiatives to counter competitive offerings, including selected in-stock guarantee programs, extended rental periods, a fastback payback program, and the launch of an online subscription mail-delivered DVD rental service.

Rogers Communications Inc	24	Third Quarter 2005

For the nine months ended September 30, 2005, Video revenues increased by 3.2% as the additional 23 stores and an increase in the average dollars per transaction have helped offset the impact of a 4.8% decrease in same store revenues.

Cable and Video Stores Operating Expenses

	Three Months Ended Sept. 30,			Nine Months Ended Sept. 30,
(In millions of dollars)	2005	2004	% Chg	2005	2004	% Chg
Cable operating expenses
Sales and marketing expenses	$34.6	$38.4	(9.9)	$100.8	$94.5	6.7
Operating, general and administrative expenses	234.6	208.1	12.7	675.0	617.1	9.4
Total Cable operating expenses	269.2	246.5	9.2	775.8	711.6	9.0
Video stores operating expenses
Cost of sales	36.3	36.0	0.8	108.9	105.9	2.8
Sales and marketing expenses	31.5	29.9	5.4	97.7	91.5	6.8
Operating, general and administrative expenses	5.1	4.7	8.5	14.8	13.1	13.0
Total Video stores operating expenses	72.9	70.6	3.3	221.4	210.5	5.2
Intercompany eliminations	(1.1)	(0.9)	22.2	(3.1)	(2.4)	29.2
Operating expenses	$341.0	$316.2	7.8	$994.1	$919.7	8.0

Our Cable sales and marketing expenses decreased on a quarter-over-quarter basis as the prior year period included costs related to the launch of our Rogers Yahoo! Hi-Speed Internet service and significant marketing investments in creating awareness of our unique digital offerings. We continue to invest and promote our unique digital cable advantages versus satellite competitors, as well as marketing the benefits and enhanced features provided by our Rogers Yahoo! Hi-Speed Internet product. These continuing sales and marketing efforts have contributed to the increases in our digital and Internet subscriber levels as well as resulted in improvements in customer awareness and satisfaction. For the nine months ended September 30, 2005, our 6.7% increase in sales and marketing expenses is a result of our continuation of our awareness marketing programs and an increase in the number of sales distribution channels.

The year-over-year increase in operating, general and administrative costs was driven by three primary areas. First, the substantial increase in digital penetration resulted in higher operating, general and administration expenses related to incremental programming and increased deployment and support costs. Second, the launch of Rogers Home Phone during the quarter introduced new service and support costs such as increased call centre costs to respond to the demand for information. The impact on our total Cable operating expenses from the launch of operations of our Rogers Home Phone product beginning on July 1, 2005 is estimated to have been approximately $9.1 million in the three months ended September 30, 2005. Third, the continued increase in Internet penetration creates incremental operating costs and increased costs associated with the significantly enhanced features embedded in the Rogers Yahoo! product offering. For the nine months ended September 30, 2005, the increases noted above are also applicable with the exception of Rogers Home Phone, which was not launched until July 1, 2005.

The year-over-year growth in Video store operating expenses relates primarily to increased marketing and operating, general and administrative expenses relating to store growth and to the launch of the various new initiatives discussed above.

Rogers Communications Inc	25	Third Quarter 2005

Operating Profit

The revenue and expense changes described above resulted in operating profit from Core Cable services increasing by 0.9% for the third quarter and total Cable operating profit decreasing by 0.6% compared to the same quarter last year. Excluding the impact of Rogers Home Phone during the quarter on Core Cable results, operating profit would have increased by 6.0% and the Core Cable operating margin would have been 40.4% for the three months period ended September 30, 2005, compared to 40.3% in the corresponding period of 2004. Video stores also experienced a margin decline to 5.4% from 8.8% in the third quarter of 2004 due to the combination of lower sales and increased marketing and operating expenses.

Cable Additions to Property, Plant and Equipment

The nature of the cable television business is such that the construction, rebuild and expansion of a cable system are highly capital-intensive. We categorize our additions to property, plant and equipment (“PP&E”) according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, our Core Cable additions to PP&E are classified into the following five categories:

•	Customer premises equipment (“CPE”), which includes the equipment for digital set-top terminals and Internet and cable telephony modems and the associated installation costs;

•	Scaleable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to date of our cable telephony initiative;

•	Line extensions, which includes network costs to enter new service areas;

•	Upgrade and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre optic network electronics; and

•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

	Three Months Ended Sept. 30,			Nine Months Ended Sept. 30,
(In millions of dollars)	2005	2004	% Chg	2005	2004	% Chg
Customer premises equipment	$81.5	$50.1	62.7	$189.1	$143.8	31.5
Scaleable infrastructure	51.3	32.0	60.3	155.1	76.5	102.7
Line extensions	19.6	13.5	45.2	49.4	36.6	35.0
Upgrade and rebuild	0.4	8.3	(95.2)	1.4	33.4	(95.8)
Support capital	18.1	19.2	(5.7)	65.6	45.6	43.9
Additions to Core Cable PP&E	170.9	123.1	38.8	460.6	335.9	37.1
Additions to Rogers Video stores PP&E	2.9	3.4	(14.7)	10.7	8.7	23.0
Additions to Rogers Cable PP&E	$173.8	$126.5	37.4	$471.3	$344.6	36.8

Spending on scaleable infrastructure has increased primarily due to investments in enhancing our IP network, our voice-over-cable telephony initiative and our capability to deliver business

Rogers Communications Inc	26	Third Quarter 2005

Internet solutions. The increased spending for customer premises equipment relates to the significant growth in the number of digital terminals in service and an increase within that mix towards higher priced PVR and HDTV digital terminals and cable telephony modems. These increases were partially offset by reduced spending on upgrades and rebuilds and support capital. Total PP&E spending on our cable telephony initiative totalled $25.9 million in the quarter and $84.8 million on a year-to-date basis.

Rogers Communications Inc	27	Third Quarter 2005

TELECOM

We began consolidating Telecom’s results effective July 1, 2005, the acquisition date. As discussed previously under the “Basis of Pro Forma Information”, the pro forma information below has been prepared as if the transactions relating to Telecom had occurred on January 1, 2004. We believe that this pro forma information presents a meaningful comparative analysis since the 2004 actual comparative figures are nil given that Telecom’s results are consolidated effective as of the July 1, 2005 acquisition date. The pro forma comparative amounts reflect the harmonization of Telecom’s accounting policies with ours.

Telecom Operating and Financial Results (1)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2005	2004	% Chg	2005	2004	% Chg
(In millions of dollars, except margin)	Actual	Pro Forma (1)	Pro Forma (1)	Pro Forma (1)	Pro Forma (1)	Pro Forma (1)
Operating revenue
Long distance	$90.8	$105.0	(13.5)	$278.5	$326.1	(14.6)
Local	62.7	46.2	35.7	184.9	124.9	48.0
Data	55.5	50.2	10.6	171.9	149.3	15.1
Other	3.6	2.8	28.6	10.5	7.2	45.8
Total operating revenue	212.6	204.2	4.1	645.8	607.5	6.3
Operating expenses
Cost of sales	$101.8	$103.1	(1.3)	$299.8	$298.7	0.4
Sales and marketing expenses	28.2	31.0	(9.0)	79.1	72.3	9.4
Operating, general and administrative expenses	57.2	47.2	21.2	176.7	167.1	5.7
Integration expenses	2.3	-	-	2.3	-	-
Realignment, restructuring and other charges	-	(5.3)	(100.0)	(0.4)	(5.3)	(92.5)
Total operating expenses	$189.5	$176.0	7.7	$557.5	$532.8	4.6
Operating profit (2)	$23.1	$28.2	(18.1)	$88.3	$74.7	18.2
Operating profit margin (2)	10.9%	13.8%	(21.3)	13.7%	12.3%	11.2
Additions to property, plant and equipment (2)	$32.1	$14.4	122.9	$60.5	$39.3	53.9

	Three Months Ended September 30,			Nine Months Ended September 30,
(Subscriber statistics in thousands)	2005	2004	% Chg	2005	2004	% Chg
	Actual	Pro Forma	Pro Forma	Pro Forma	Pro Forma	Pro Forma
Local service lines - circuit switched				533.0	371.3	43.5
Local service lines - circuit switched, net additions	17.6	34.5	(49.0)	68.1	103.7	(34.3)
Long distance customers				538.9	544.7	(1.1)
Long distance customers, net additions	(0.1)	(42.9)	(99.8)	(6.2)	(64.4)	(90.4)

(1)	See “Basis of Pro Forma Information” section for discussion of considerations in the preparation of this pro forma information.
(2)
As defined - see the “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Profit Margin” and the “Key Performance Indicators and Non-GAAP Measures - Additions to Property, Plant and Equipment” sections.

Telecom Revenue (Pro Forma)

In the third quarter of 2005, Telecom total revenue grew to $212.6 million, increasing by $8.4 million on a pro forma basis, or 4.1% compared to the same quarter last year. Similarly, year-

Rogers Communications Inc	28	Third Quarter 2005

to-date revenue grew 6% to $645.8 million from $607.5 million in the prior year on a pro forma basis.

Data and local services continued to grow and represented 26% and 29% of consolidated revenue, up from 25% and 23%, respectively, from the same quarter last year on a pro forma basis. Telecom’s exposure to long distance pricing continues to decline, with long distance comprising 43% of total revenue in the quarter, down from 51% in the same quarter last year on a pro forma basis.

Telecom has focused on selling product bundles to its consumer subscribers using home phone service as the foundation product, in an effort to reduce churn and increase its share of subscribers’ monthly communications spending. In the third quarter of 2005, 75% of Consumer Services revenue came from subscribers who purchased more than one product from Telecom, as compared to 65% in the same quarter last year on a pro forma basis. Telecom will continue to introduce contracts, launching retention activities according to the newly developed predictive model, and more actively retaining subscribers who indicate the intention to churn. Further, the launch of Telecom’s own facilities-based high-speed Internet product later this year, combined with an increased bundling capability with existing Rogers products and services, are expected to reduce customer churn.

Telecom Operating Expenses (Pro Forma)

Total operating costs were $189.5 million in the third quarter of 2005 compared to $176.0 million in the same quarter last year on a pro forma basis. Year-to-date the total operating expenses were $557.5 million, up from $532.8 million. Total operating expenses have increased principally due to the various expenses associated with the integration of Telecom with the Company.
Cost of sales was $101.8 million in the third quarter of 2005, or approximately 48% of revenue. On a pro forma basis, this compares to $103.1 million of carrier charges in the same quarter last year representing 50% of revenue in the same quarter last year. The decline in cost of sales was as a result of a reduction in the cost of providing long distance and data services due to network optimization efforts and the benefit of certain regulatory decisions, partially offset by increased carrier costs related to higher volume.

Sales and marketing expenses were $28.2 million in the third quarter which were down by $2.8 million from the same period last year on a pro forma basis due to change in certain marketing programs.

Other operating, general and administrative expenses were $57.2 million in the third quarter of 2005 compared to $47.2 million for same period last year on a pro forma basis. The increase is due to additional costs associated with the Bell/360 base of customers and the additional personnel hired to support customer service and provisioning activities.

Rogers Communications Inc	29	Third Quarter 2005

Telecom Additions to Property, Plant and Equipment

Additions to PP&E were $32.1 million in the third quarter of 2005. This was 123% higher than the additions to PP&E of $14.4 million on a pro forma basis in the third quarter of 2004. On a pro forma year-to-date basis, additions to PP&E were $60.5 million in the first nine months of 2005. This was 54% higher than the additions to PP&E of $39.3 million in the same period last year on a pro forma basis. Capital investments totalling $22.9 million in the third quarter (with the deposit of $1.7 million paid in the second quarter of 2004 being applied) were made to acquire GT/360 CLEC assets from Bell Canada Inc.

UPDATE ON TELECOM INTEGRATION

A plan has been developed to integrate the operations of Telecom. Management is currently finalizing certain matters and the initial stages of the integration are progressing as planned. Matters to be finalized include the integration of various network, customer billing and administrative functions. Integration is expected to continue through 2006. During the three months ended September 30, 2005, we incurred integration expenses of $5.2 million.

Rogers Communications Inc	30	Third Quarter 2005

MEDIA

Effective January 1, 2005, ownership and management of Rogers’ sports operations were transferred to Media. As a result, beginning in 2005, the results of operations of the Blue Jays and Rogers Centre have been reported as part of the Media segment and are together referred to as “Sports Entertainment”. Prior period results have been reclassified to reflect this change. The acquisition of Rogers Centre (formerly SkyDome) was completed on January 31, 2005 for $24.5 million, net of working capital adjustments.

Media Operating and Financial Results

	Three Months Ended September 30,			Nine Months Ended September 30,
(In millions of dollars, except margins)	2005	2004 (1)	% Chg	2005	2004 (1)	% Chg
Total operating revenue (2)	$284.5	$244.3	16.5	$797.2	$690.9	15.4
Total operating expenses	251.2	229.4	9.5	708.4	630.7	12.3
Total operating profit (3)	$33.3	$14.9	123.5	$88.8	$60.2	47.5
Operating profit margin (3)	11.7%	6.1%		11.1%	8.7%
Additions to property, plant and equipment (3)	$5.6	$4.2	33.3	$28.0	$16.1	73.9

(1)	Media’s 2004 results have been restated to include the results of Blue Jays Holdco.
(2)
On January 1, 2005, Media assumed ownership and management of the Blue Jays. On January 31, 2005, the Blue Jays completed the acquisition of the assets of Rogers Centre for a purchase price of $24.5 million, net of working capital adjustments, plus $4.5 million of assumed liabilities.

(3)
As defined - see the “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Profit Margin” and the “Key Performance Indicators and Non-GAAP Measures - Additions to Property, Plant and Equipment” sections.

Media Revenue

Revenue growth for the three months ended September 30, 2005 was $40.2 million, an increase of 16.5% over the third quarter of 2004. Of this increase, $21.9 million was contributed by the Toronto Blue Jays, whose prior year results were consolidated from July 31, 2004 onwards, and $7.2 million of the increase over last year is a result of the acquisition of Rogers Centre on January 31, 2005. The remaining growth over the prior year is due to increased advertising revenue across all Media properties, continued sales growth generated by The Shopping Channel (“tSc”) and higher subscriber revenue at Sportsnet.

Revenue for the nine months ended September 30, 2005 was up $106.3 million over the same period in 2004, with $79.7 million due to the consolidation of the Toronto Blue Jays, $14 million due to the acquisition of Rogers Centre and the remaining growth generated by the other divisions in Media. Significant revenue growth of 11% was generated by tSc and Radio has increased 5%, which more than compensated for the lower advertising at Sportsnet caused by the NHL lockout. The acquisition of NOW TV in the second quarter also contributed modestly to revenue growth.

Media Expenses

Operating expenses for the three months ended September 30, 2005 increased $21.8 million from the corresponding period in 2004. Of this increase, $3.1 million is due to the consolidation of the Toronto Blue Jays from July 31, 2004 onwards and $6.5 million of the

Rogers Communications Inc	31	Third Quarter 2005

increase over the prior year is a result of the acquisition of Rogers Centre on January 31, 2005. Expenses also increased as a result of a larger volume of products sold by tSc and operating costs from the newly acquired NOW TV which were partially offset by cost controls and reductions or delays to discretionary spending.

For the nine months ended September 30, 2005, operating expenses increased $77.7 million from the corresponding period in 2004. Of this increase, $75.2 million is due to the consolidation of the Toronto Blue Jays from July 31, 2004 and $15.8 million is a result of the acquisition of Rogers Centre on January 31, 2005. These increases were offset by significantly lower programming and production costs at Sportsnet due to the NHL lockout and marketing and promotion spending decreases versus the prior year at Sportsnet and across the Radio operations.

Media Operating Profit

Operating profit for the three months ended September 30, 2005 increased $18.4 million over the corresponding period in 2004. Operating profit margin was 11.7% compared to 6.1% for the corresponding period in 2004. Adjusting for the inclusion of Sports Entertainment on a full year comparative basis, the increase in operating profit for the three months ended September 30, 2005 would have been $21.6 million or a 183% increase.

Operating profit for the nine months ended September 30, 2005 increased $28.6 million over the corresponding period in 2004 and margin was 11.1% compared to 8.7% in the prior year. All of Media’s divisions contributed to the increase in profit margin.

Media Additions to Property, Plant and Equipment

Media had additions to PP&E of $5.6 million during the three months ended September 30, 2005 compared to $4.2 million in the corresponding period of 2004.

For the nine months ended September 30, 2005, additions to PP&E totalled $28.0 million compared to $16.1 million in the corresponding period of 2004.

Rogers Communications Inc	32	Third Quarter 2005

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Operations

For the three month period ended September 30, 2005, cash generated from operations before changes in non-cash operating items, which is calculated by adjusting to remove the effect of all non-cash items from net income, increased to $437.0 million from $361.8 million in the corresponding period in 2004. The $75.2 million increase is primarily the result of the increase in operating profit of $133.4 million partially offset by the $48.9 million increase in interest.

Taking into account the changes in non-cash working capital items for the three month period ended September 30, 2005, cash generated from operations was $409.9 million, compared to $348.5 million in the corresponding period of 2004.

The cash flow generated from operations of $409.9 million, together with the following items, resulted in total net funds of approximately $570.4 million raised in the three month period ended September 30, 2005:

•	aggregate net drawdowns of $75.0 million under bank credit facilities;

•	addition of $65.5 million of cash on hand at Rogers Telecom on July 1, 2005;

•	receipt of $20.0 million from the issuance of Class B Non-Voting shares under the exercise of employee stock options.

Net funds used during the three month period ended September 30, 2005 totalled approximately $575.4 million, the details of which include:

•	additions to PP&E of $299.7 million, net of the $19.0 million of related changes in non-cash working capital;

•
$255.0 million, including $17.1 million of premiums and other related expenses, was used by Rogers Telecom to redeem US$201.0 million aggregate principal amount of their 10.625% Senior Secured Notes due 2008;

•	$13.9 million was paid as dividends on RCI’s Class B Non-Voting shares and Class A Voting shares;

•	$2.5 million was paid in financing costs, including related legal expenses, associated with the amendment of the Media bank credit facility described below;

•	$0.3 million was used to redeem a small portion of RCI’s 5.75% convertible debentures, almost all of which were converted to Class B Non-Voting shares as described below; and

•	$4.0 million, net, used for other investments.

Rogers Communications Inc	33	Third Quarter 2005

Taking into account the cash of $107.4 million at the beginning of the quarter and the fund uses described above, the cash on hand at September 30, 2005 was $102.4 million.

Financing

Our long-term debt instruments are described in Note 11 to the Annual Audited Consolidated Financial Statements.

In June 2005, we amended Cable’s bank credit facility so that the maximum amount of the facility has been reduced by $75.0 million to $1.0 billion comprised of $600.0 million Tranche A and $400.0 million Tranche B. Among other things, the amendment served to extend the maturity date of both Tranche A and Tranche B to “bullet” repayments on July 2, 2010 and eliminate the amortization schedule for Tranche B; reduce interest rates and standby fees; and relax certain financial covenants.

On June 30, 2005, RCI issued a notice of redemption for all of its US$224.8 million face value amount of 5.75% convertible debentures due November 26, 2005 for an aggregate redemption amount of approximately US$223.0 million. Prior to expiration of the redemption period on August 2, 2005, debenture holders converted an aggregate US$224.5 million face amount of debentures into 7,715,417 Class B Non-Voting shares of RCI. The remaining US$0.3 million face amount was redeemed in cash.

On July 1, 2005, RCI acquired, for 8.4 million Class B Non-Voting shares, 100% of Telecom (formerly Call-Net Enterprises Inc.). See the section in this MD&A titled “Acquisition of Telecom (Formerly Call-Net)” for a more detailed discussion.

In August 2005, Telecom terminated its approximate $55 million accounts receivable securitization program. Telecom used its cash on hand and the proceeds of an intercompany advance from RCI to fund the cancellation of the securitization program.

In September 2005, we amended Media’s bank credit facility. The maximum amount of the facility has been increased by $100 million to $600 million. The amendment also served to extend the maturity date by four years to September 30, 2010; reduce interest rates and standby fees; and relax certain financial covenants.

During the third quarter, Telecom also redeemed $237.9 million (US$201.0 million) aggregate principal amount of its 10.625% Senior Secured Notes due 2008. Premiums and related expenses aggregated $17.1 million and a loss of $1.1 million, net of the adjustment to the fair value of debt on acquisition of $16.1 million, was recorded. As a result, $25.6 million (approximately US$22.0 million) aggregate principal amount of these Notes remain outstanding. The funding for this redemption was advanced to Telecom from RCI as intercompany debt.

Rogers Communications Inc	34	Third Quarter 2005

Interest Rate and Foreign Exchange Management

Economic Hedge Analysis

For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all cross-currency interest rate exchange agreements (whether or not they qualify as hedges for accounting purposes) since all such agreements are used for risk management purposes only and designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of U.S. dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our cross-currency interest rate exchange agreements regardless of qualifications for accounting purposes as a hedge.

As a result of the repayment of US$291.5 million Cable 10% Senior Secured Second Priority Notes due 2005, together with the maturity of two cross-currency interest rate exchange agreements in the aggregate principal amount of US$333.4 million, there was little change on either an accounting or on an economic basis in the percentage of our U.S. dollar-denominated debt hedged with cross-currency interest rate exchange agreements from that disclosed in the 2004 Annual MD&A. As at March 31, 2005, 91.8% of our U.S. dollar-denominated debt was hedged on an economic basis and 80.1% was hedged on an accounting basis.

There was no change in our U.S. dollar-denominated debt nor in our cross-currency interest rate exchange agreements during the three months ended June 30, 2005. As a result, as at June 30, 2005, 91.8% of our U.S. dollar-denominated debt remained hedged on an economic basis and 80.1% remained hedged on an accounting basis.

During the three month period ended September 30, 2005, as described above, the holders converted almost all of its U.S. dollar-denominated unhedged 5.75% convertible debentures. In addition, as a result of the acquisition of Telecom and taking into account the redemption of the majority of its 10.625% Senior Secured Notes due 2008, approximately US$22.0 million of these unhedged Notes remained outstanding at the end of the period. As a result of these events, the amount of our U.S. dollar-denominated debt hedged on an economic basis increased from 91.8% to 95.5% and on an accounting basis increased from 80.1% to 83.3%.

Rogers Communications Inc	35	Third Quarter 2005

(In millions of dollars, except percentages)	September 30, 2005		December 31, 2004
U.S. dollar-denominated long-term debt	US	$5,030.6	US	$5,517.6

Hedged with cross-currency interest rate exchange agreements	US	$4,801.8	US	$5,135.3

Hedged Exchange Rate		1.3148		1.3211

Percent Hedged		95.5% (1)		93.1%

Effect of cross-currency interest rate exchange agreements:

Converted US $ principal of	US	$550.0	US	$550.0
at US $ floating rate of LIBOR plus		3.13%		3.13%
for all-in rate of		7.00%		5.53%
to Cdn $ floating at bankers acceptance plus		3.42%		3.42%
for all-in rate of		6.33%		6.06%
on Cdn $ principal of	Cdn	$652.7	Cdn	$652.7

Converted US $ principal of	US	$4,200.0	US	$4,533.4
at US $ fixed rate of		7.34%		7.54%
to Cdn $ fixed rate of		8.07%		8.35%
on Cdn $ principal of	Cdn	$5,593.4	Cdn	$6,064.2

Converted US $ principal of	US	$51.8	US	$51.8
at US $ fixed rate of		9.38%		9.38%
to Cdn $ floating at bankers acceptance plus		2.67%		2.67%
for all-in rate of		5.54%		5.30%
on Cdn $ principal of	Cdn	$67.4	Cdn	$67.4

Amount of long-term debt (2) at fixed rates:

Total long-term debt	Cdn	$9,076.2	Cdn	$9,198.6
Total long-term debt at fixed rates	Cdn	$7,823.8	Cdn	$8,478.5
Percent of long-term debt fixed		86.2%		92.2%

Weighted average interest rate on long-term debt		7.60%		7.93%

(1)
Pursuant to the requirements for hedge accounting under AcG-13, on September 30, 2005, RCI accounted for 86.2% of its cross-currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt. As a result, 83.3% of consolidated U.S. dollar-denominated debt is hedged for accounting purposes versus 95.5% on an economic basis.

(2)	Long-term debt includes the effect of the cross-currency interest rate exchange agreements.

Rogers Communications Inc	36	Third Quarter 2005

Outstanding Share Data

Set out below is our outstanding share data as at September 30, 2005. For additional information, refer to Note 13 to our 2004 Annual Audited Consolidated Financial Statements and Note 5 to the Unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2005.

Common Shares

Class A Voting	56,233,894
Class B Non-Voting	239,260,888

Options to Purchase Class B Non-Voting Shares
Outstanding Options	14,614,586
Portion of Outstanding Options Exercisable	9,630,443

Securities Convertible into Class B Non-Voting Shares

		Number of
		Shares
	Amount	Issuable on
Class	Outstanding	Conversion
Convertible Preferred Securities	$600,000,000	17,142,857

See the section below entitled Convertible Preferred Securities for a discussion of the 17.1 million additional Class B Non-Voting shares that were issued to a subsidiary of Microsoft Corporation on October 24, 2005 upon conversion of the $600 million 5½% Convertible Preferred Securities due August 2009.

Dividends and Other Payments on Equity Securities

On April 20, 2005, we declared a semi-annual dividend of C$0.05 per share on each of our outstanding Class B Non-Voting shares and Class A Voting shares. The semi-annual dividend totalling $13.9 million was paid on July 4, 2005 to shareholders of record on June 15, 2005. This dividend was made under our dividend policy of $0.10 per share annually, payable through two semi-annual dividend payments of $0.05 per share.

On January 4, 2005, $12.3 million was paid for dividends declared in 2004 to shareholders of record on December 13, 2004.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements, are summarized in our 2004 Annual MD&A, and are further discussed in Note 11 and Note 20 of the 2004 Annual Audited Consolidated Financial Statements. Except as noted below, there have been no other significant changes to our material contractual obligations since December 31, 2004.

Rogers Communications Inc	37	Third Quarter 2005

On September 16, 2005, we announced a joint venture with Bell Canada to build and manage a nationwide wireless broadband network. The companies will jointly and equally fund the initial network deployment costs estimated at $200 million over a three year period. We will also contribute all of our broadband wireless spectrum in the 2.3 GHz, 2.5 GHz and 3.5 GHz frequency ranges, subject to approvals from Industry Canada.

Telecom leases office space under operating leases that expire through 2013. Telecom also has agreements with certain telephone companies that guarantee the long-term supply of network facilities and agreements relating to the operations and maintenance of the network. In addition, Telecom enters into agreements with suppliers to provide services and products that include minimum spend commitments. The future minimum payments under Telecom’s agreements in aggregate and for each of the next five years and thereafter are as follows:

	Less Than			After 5
(in millions of dollars)	1 Year	1-3 Years	4-5 Years	Years	Total
Office Space	$14.3	$19.0	$5.1	$3.5	$41.9
Network Facilities	21.2	26.9	14.3	0.2	62.6
Other Services and Products	37.2	38.4	14.8	35.4	125.8
Total	$72.7	$84.3	$34.2	$39.1	$230.3

In addition, subsequent to September 30, 2005, we entered into a binding agreement subject to due diligence and certain conditions which has been approved by our Board of Directors under which we would purchase certain real estate assets in the early 2006 timeframe for a purchase price of approximately $100 million.

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

The significant government regulations which impact our operations are summarized in our 2004 Annual MD&A. The only significant changes to those regulations since December 31, 2004, are as follows:

Restrictions on Non-Canadian Ownership and Control

In April 2003, the House of Commons Industry Committee released a report calling for the removal of foreign ownership restrictions for telecommunications carriers and broadcasting distribution undertakings. In June 2003, the House of Commons Heritage Committee released a report opposing the Industry Committee’s recommendation. The Cabinet responded to the Industry Committee report in September 2003 and to the Heritage Committee report in November 2003. The government announced that officials from the Heritage and Industry departments will convene to reconcile the two positions. The Heritage Department released a report on April 5, 2005 which stated, among other things, that “the Government wishes to indicate that it is not prepared to modify foreign ownership limits on broadcasting or content more generally”. Industry Canada is convening a panel of experts to examine the telecommunications regulatory regime and this panel may review the foreign ownership rules applicable to telecommunications.

Rogers Communications Inc	38	Third Quarter 2005

Competition

Unauthorized access to direct broadcast satellite (“DBS”) signals by Canadian residents with pirated DBS equipment and theft of Canadian direct-to-home (“DTH”) services are a source of significant competition to Canadian cable companies. In April 2002, the Supreme Court of Canada issued a decision clarifying that the decoding of programming signals, except in accordance with the authorization of a licenced Canadian distributor, is prohibited in Canada. The decision led to increased criminal and civil enforcement activity against black and grey market satellite television dealers in Canada. However, on October 29, 2004, a Québec court judge issued a further decision which held that those sections of the Radiocommunication Act (Canada) that prohibit the decoding of programming signals, except as authorized by a Canadian distributor, breach the right of freedom of expression contained in the Canadian Charter of Rights and Freedoms. This decision was overturned by the Québec Superior Court in the quarter ended March 31, 2005. Leave to appeal that decision was granted in August 2005 by the Québec Court of Appeal.

National Wireless Tower Policy Review

On February 7, 2005, the executive summary of the final report of the Tower Policy Review was published and subsequently the full report was released. The report recommends various steps that could be taken to increase the amount of public consultation before wireless carriers are permitted to build cellular network towers. Some of the Review recommendations could increase our costs and lead to delays in acquiring new sites for cellular towers. Industry Canada is currently considering various proposals.

Wireless Number Portability (“WNP”)

As discussed further below, the federal budget was released on February 23, 2005 and in the budget speech, the government stated that it would request the CRTC to move expeditiously to implement WNP.

Copyright Tariff

The Copyright Board has released its decision for SOCAN (Society of Composers, Authors and Music Publishers of Canada) and NRCC (Neighbouring Rights Collective Society) tariffs affecting commercial radio broadcasters. Retroactive to January 2003, the royalty rates for both tariffs have increased significantly. The new rates imposed by the Board will impact the results of Media’s radio operations.

Rogers Communications Inc	39	Third Quarter 2005

UPDATES TO RISKS AND UNCERTAINTIES

Our significant risks and uncertainties are summarized in our 2004 Annual MD&A. The only significant changes to those risks and uncertainties since December 31, 2004 are as follows:

The Implementation of Wireless Number Portability in Canada Could Create Significant Costs for us and Increase Churn

Over the past several years, certain countries in Europe and Asia have mandated WNP. In 2004, the U.S. wireless industry also implemented WNP. WNP involves porting wireless phone numbers to other wireless companies, but can also involve porting phone numbers between wireline and wireless companies. The implementation of WNP systems and capabilities imposes significant costs on the carriers in a country. The CRTC recently stated that it intends to review the matter in its 2005/2006 planning period (April 1, 2005 to March 31, 2006). The federal budget was released on February 23, 2005. In the budget speech, the government stated that it would request the CRTC to move expeditiously to implement WNP. In a letter dated March 18, 2005 to the CRTC, the Minister of Industry noted that WNP was already on the CRTC’s 2005/2006 work program and stated that he was therefore confident that the CRTC would deal with this matter in an expeditious manner. The letter noted that the government understands that WNP includes wireless-to-wireless, wireline-to-wireless and wireless-to-wireline number portability. This implementation of WNP would require carriers, including Wireless, to incur implementation costs that could be significant and could cause an increase in churn among Canadian wireless carriers.

On April 21, 2005, the Canadian Wireless Telecommunications Association (“CWTA”) announced that Canada’s wireless carriers, including Wireless, agreed to implement number portability in Canada, and have begun the planning efforts required to achieve this result.

The CWTA contracted with an independent consultant to complete a comprehensive project plan outlining specific milestones for this process. The plan was completed and released on September 12, 2005. The CWTA and the wireless carriers endorsed the start date of September 12, 2007 as outlined in the consultant’s report. On September 16, 2005, the CRTC released a Public Notice requesting comments on a number of regulatory issues, as well as the implementation date of September 2007. This was followed up on September 23, 2005 with a request to consider a phased approach. A firm date on the implementation is not known at this time pending the outcome of the Public Notice.

Wireless’ Expansion and Investment in the Inukshuk Business May Have Considerable Risks

On September 16, 2005, we announced a joint venture with Bell Canada to build a nationwide fixed wireless network by pooling our respective fixed wireless spectrum holdings and access to our combined cellular tower and backhaul assets. This joint venture, known as Inukshuk, will require significant funding, will generate losses in the start up phases, and entails risks and uncertainties. Amongst other things, the nationwide fixed wireless network that the joint venture plans to fund and deploy is based upon an early generation of a relatively new technology, the standards for which may not become widely adopted. In addition, there is no

Rogers Communications Inc	40	Third Quarter 2005

certainty that the services that will be enabled by the fixed wireless network will function as planned or that such services would attract wide customer adoption at price points that would enable the joint venture to recover its costs.

We are Subject to Risks Arising out of our Acquisition of Call-Net such as the Risks that we May Not Be Able to Successfully Integrate Call-Net or Realize the Anticipated Synergies

Our July 1, 2005, acquisition of Call-Net was based in part on the belief that acquiring Call-Net would enable us to achieve cost savings from elimination of duplicative operations and redundant infrastructure and to benefit from efficiencies in operations and capital spending. The successful realization of these synergies will depend on a number of factors, many of which are beyond our control. We may not be able to achieve the cost savings we anticipate from the acquisition, thereby causing its financial results to be less than expected.

We may not be able to successfully integrate and manage Call-Net’s business because of unanticipated difficulties in assimilating their operations, services and corporate culture into our own. If we are unable to successfully integrate and manage Call-Net’s business, or if the integration costs, including severance and other employee related costs, as well as costs to consolidate facilities, systems and operations, are more than anticipated or the integration diverts management attention or other resources from the operation of the existing business, then our business and financial results, including those of our subsidiaries, may suffer.

We may also be subject to unexpected claims and liabilities arising from the acquisition of Call-Net, including claims and liabilities of Call-Net that were not disclosed to us or that exceed their estimates. These claims could be costly to defend and result in liabilities to Call-Net which may be material in amount.

Failure to Obtain Access to Support Structures and Municipal Rights of Way Could Increase Cable’s Costs and Adversely Affect Cable’s Business

Cable requires access to support structures and municipal rights of way in order to deploy facilities. Where access to municipal rights of way cannot be secured, Cable may apply to the CRTC to obtain a right of access under the Telecommunications Act. However, the Supreme Court of Canada ruled in 2003 that the CRTC does not have the jurisdiction to establish the terms and conditions of access to the poles of hydroelectric companies. As a result of this decision, the Canadian Cable Telecommunications Association (“CCTA”) filed an application with the Ontario Energy Board (“OEB”) asking it to set a pole rate for all hydroelectric distributors or local distribution companies (“LDCs”) in Ontario. The OEB accepted jurisdiction over this matter and held a hearing in November 2004. On March 8, 2005, the OEB issued its decision. The new rate effective immediately is $22.35 per pole per year. The CCTA and the LDCs have now negotiated a model agreement for cable attachments to hydro poles. The new model contract will form the basis of negotiation between the individual cable operators and the LDCs.

Rogers Communications Inc	41	Third Quarter 2005

Appeals of the CRTC’s Regime for Local Telephone Competition Could Affect Cable’s delivery of Local Telephone Service

On February 23, 2005, the Federal Government announced that a Review Panel (“Panel”) would examine Canada’s telecommunications regulatory system. That Panel was appointed and they issued a Consultation Paper. Their report to the Federal Government is expected in December 2005. On April 28, 2005, the CRTC commenced a proceeding to develop the criteria for deregulation of the incumbents’ local telephone services. A decision is expected in March of 2006. On May 12, 2005, the CRTC issued Telecom Decision CRTC 2005-28; Regulatory framework for voice communication services using Internet Protocol. This decision regulates the local telephone services of Canada’s incumbent phone companies which use Internet Protocol technology. The decision was in line with Rogers’ expectations. Regulation includes costing safeguards designed to prevent the incumbent phone companies from pricing below cost or engaging in anti-competitive conduct. Bell, SaskTel and Telus have appealed the decision to the Federal Cabinet. Also on June 13, 2005 Bell, SaskTel and Telus filed a leave application with the Federal Court of Appeal challenging the constitutionality of the winback rules, another protection for new entrants. If any of these proceedings or processes weaken the regulatory safeguards for new local telephone entrants, it could have a negative impact on our competitive local telephone service.

Media Faces Increased Competition with the Introduction of Subscription Radio Services

On June 16, 2005, the CRTC issued decisions approving three new subscription radio services. These decisions were appealed to the Federal Cabinet and these appeals were not successful. Two of the services are satellite-delivered, partnering with established well financed satellite radio operators in the U.S., while the third is a terrestrial-based service proposed by CHUM and Astral. These new subscription services have the potential to offer a wide variety of music and spoken word programming channels, and will compete for audiences with the Media radio stations in markets across Canada. However, given that these new services are also prohibited from carrying local programming content and selling local advertising, the Media radio stations expect to sustain their competitive advantage as local broadcasters in their local markets.

We are Subject to Various Risks from Competing Technologies

There are several technologies that either will, or will have the capacity to, cause fundamental changes in the way our services are delivered. These technologies include voice over Internet protocol (“VoIP”), IP-based virtual private networks (“IP-VPNs”), as well as broadband wireless access (“BWA”). These technologies may result in significantly different cost structures for the users of the technologies and may consequently affect the long-term viability of certain of our technologies. Some of these new technologies may allow competitors to enter our markets with similar products or services that have lower cost structures. Some of these competitors may be larger with more access to financial resources than we have.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that are defined and discussed in our 2004 Annual MD&A. These key performance indicators are not measurements under Canadian or U.S. GAAP, but we believe they allow us to appropriately

Rogers Communications Inc	42	Third Quarter 2005

measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

•	Revenue and average monthly revenue per subscriber (“ARPU”);
•	Subscriber counts and subscriber churn;
•	Customer relationships and revenue generating units (“RGU”);
•	Operating expenses and average monthly operating expense per wireless subscriber; and
•	Sales and marketing costs per gross wireless subscriber addition.

We refer to the following three additional non-GAAP measures that are used in various financial tables and discussions throughout our MD&A:

Operating Profit

We define operating profit as net income before depreciation and amortization, interest expense, income taxes and non-operating items, which include foreign exchange gains (losses), loss on repayment of long-term debt, change in fair value of derivative instruments, non-controlling interest, gain of sale of investments, writedown of investments, income (loss) from investments accounted for by the equity method and investment and other income. Operating profit is a standard measure used in the communications industry to assist in understanding and comparing operating results and is often referred to by our peers and competitors as EBITDA (earnings before interest, taxes, depreciation and amortization) or OIBDA (operating income before depreciation and amortization). We believe this is an important measure as it allows us to assess our ongoing businesses without the impact of depreciation or amortization expenses as well as non-operating factors. It is intended to indicate our ability to incur or service debt, invest in PP&E and allows us to compare our business to our peers and competitors who may have different capital or organizational structures. This measure is not a defined term under Canadian GAAP or U.S. GAAP.

Operating Profit Margin

We calculate operating profit margin by dividing operating profit by total revenue, except in the case of Wireless. For Wireless, operating profit margin is calculated by dividing operating profit by network revenue. Network revenue is used in the calculation, instead of total revenue, because network revenue better reflects Wireless’ core business activity of providing wireless services. This measure is not a defined term under Canadian GAAP or U.S. GAAP. Refer to “Supplementary Information - Non-GAAP Calculations” for further details on this Wireless, Cable, Telecom and Media calculation.

Rogers Communications Inc	43	Third Quarter 2005

Additions to Property, Plant and Equipment

Additions to PP&E include those costs associated with acquiring and placing our PP&E into service. Because the communications business requires extensive and continual investment in equipment, including investment in new technologies and expansion of geographical reach and capacity, additions to PP&E are significant and management focuses continually on the planning, funding and management of these expenditures. We focus on managing additions to PP&E because additions to PP&E have a direct impact on our cash flow.

The additions to PP&E before related changes to non-cash working capital represent PP&E that we actually took title to in the period. Accordingly, for purposes of comparing our PP&E outlays, we believe that additions to PP&E before related changes to non-cash working capital best reflect our cost of PP&E in a period, and provides a more accurate determination for period-to-period comparisons.

RELATED PARTY ARRANGEMENTS

We have entered into certain transactions in the normal course of business with certain broadcasters in which we have an equity interest as detailed below. AT&T Wireless Services, Inc. (“AWE”) was no longer a related party effective October 13, 2004.

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands of dollars)	2005	2004	2005	2004
Amounts paid to (received from) AWE, net	$-	$(3,325)	$-	$(3,138)
Access fees paid to broadcasters accounted for by the equity method	4,586	5,287	13,800	14,420
	$4,586	$1,962	$13,800	$11,282

We have entered into certain transactions with companies, the partners or senior officers of which are directors of our company and/or our subsidiary companies. During the three and nine months ended September 30, 2005, total amounts paid by us to these related parties are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands of dollars)	2005	2004	2005	2004
Legal services and commissions paid on premiums for insurance coverage	$1,300	$1,400	$4,500	$3,300
Programming services	-	1,500	1,600	4,700
Interest charges and other financing fees	-	8,400	22,000	20,800
	$1,300	$11,300	$28,100	$28,800

During the three and nine months ended September 30, 2005, we made payments to (received from) companies controlled by our controlling shareholder as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands of dollars)	2005	2004	2005	2004
Dividends paid on Class A Voting and Class B
Non-Voting shares of the Company	$3,478	$3,603	$7,081	$7,206
Charges to the Company for business use of aircraft	-	-	331	195
Charges by the Company for rent and reimbursement of office and personnel costs	(6)	(18)	(36)	(54)
	$3,472	3,585	$7,376	$7,347

Rogers Communications Inc	44	Third Quarter 2005

During the three months ended September 30, 2005, approval was given by a special committee of independent members of the Board of Directors to sell $100.0 million of income tax losses to certain companies controlled by our controlling shareholder at a cash price of $13 million. This transfer is expected over the next twelve months.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In our 2004 Annual Audited Consolidated Financial Statements and Notes thereto, as well as in our 2004 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. For the three and nine months ended September 30, 2005, there are no changes to the critical accounting policies of Wireless, Cable and Media from those found in our 2004 Annual MD&A. The acquisition of Telecom did not result in any additional critical accounting policies requiring disclosure.

NEW ACCOUNTING STANDARD

Convertible Preferred Securities

Effective January 1, 2005, we retroactively adopted amendments to CICA Handbook Section 3860, resulting in the reclassification of the liability portion of our Convertible Preferred Securities as long-term debt. The liability’s accretion and quarterly distributions have been included in interest expense in the consolidated statement of earnings for the periods presented. Retained earnings have been adjusted to reflect the retroactive application of this standard. The portion of the Convertible Preferred Securities representing the value of the conversion feature of these securities will remain in shareholders’ equity. Prior periods presented have been restated to reflect the retroactive adoption of this new standard. Effective January 1, 2005, the liability and equity components were carried at $490.7 million and $188.0 million, respectively, with an adjustment to opening retained earnings of $102.7 million. As at September 30, 2005, the liability and equity components were carried at $507.0 million and $188.0 million, respectively. Interest expense for the three and nine months ended September 30, 2005 was increased by $13.8 million and $41.1 million, respectively (2004 - $13.5 million and $40.4 million, respectively) as a result of the adoption of this standard. This change does not affect earnings (loss) per share since the distributions on these securities have, in prior years, been deducted from net income (loss) in determining earnings (loss) per share.

SEASONALITY

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results, and thus one quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be.

Each of Wireless, Cable, and Media have unique seasonal aspects to their businesses. For specific discussions of the seasonal trends affecting the Wireless, Cable, and Media segments, please refer to our 2004 Annual MD&A. Telecom does not have any unique seasonal aspect to its business.

Rogers Communications Inc	45	Third Quarter 2005

CONVERTIBLE PREFERRED SECURITIES

Subsequent to the end of the quarter, on October 11, 2005, we gave a notice of redemption to Microsoft R-Holdings, Inc. (“Microsoft”), a subsidiary of Microsoft Corporation, stating our intention to redeem $600 million 5½% Convertible Preferred Securities due August 2009 (the “Preferred Securities”) in accordance with the terms of such securities.

Under the terms of the Preferred Securities, following the October 11, 2005 notice of redemption, Microsoft had 27 days in which to give notice of its intention to convert the Preferred Securities into an aggregate 17,142,857 RCI Class B Non-Voting shares, representing a conversion price of $35.00 per share.

On October 17, 2005, we received a notice of conversion from Microsoft stating that it had elected to convert its Preferred Securities into Class B Non-Voting shares, and pursuant to such notice, on October 24, 2005 we issued to Microsoft 17,142,857 Class B Non-Voting shares.

2005 GUIDANCE

We are revising elements of our 2005 annual guidance which was originally provided with our fourth quarter 2004 results on February 15, 2005 and subsequently revised on July 26, 2005 and on October 3, 2005.

On October 3, 2005, we adjusted our 2005 full year guidance for total wireless voice and data net subscriber additions, including postpaid and prepaid retail subscribers, to approximately 600,000 to 650,000, increased from a range of 450,000 to 500,000. Additionally, high-speed Internet net subscriber additions are expected to be approximately 165,000 to 195,000, increased from a range of 140,000 to 170,000.

Wireless network revenue guidance for full year 2005 is revised upward from the range of $3,475 million to $3,525 million to a range of $3,560 million to $3,600 million, reflecting the strength in postpaid voice and data net subscriber additions and favourable trends in Wireless data and roaming revenues.

Wireless operating profit before management fees guidance for the full year 2005 is revised upward from the range of $1,310 million to $1,360 million to a range of $1,350 million to $1,390 million, reflecting the strength in network revenue growth.

Cable revenue guidance for full year 2005 is revised downward from the range of $2,090 million to $2,130 million to a range of $2,060 million to $2,075 million, primarily reflecting softness in Cable’s Video store operations, as well as the impact of discounts associated with bundled offerings and lower than expected revenue contributions from Cable’s business solutions group.

Cable operating profit guidance for the full year 2005, which is before management fees and net of anticipated cable telephony losses of between $15 million to $20 million, is revised

Rogers Communications Inc	46	Third Quarter 2005

downward from the range of $720 million to $735 million to a range of $710 million to $725 million, primarily reflecting the reduced revenue guidance as described above.

Other previously issued 2005 financial and operating metric guidance ranges for Wireless, Cable, and Media remain unchanged. We have not given guidance to reflect the July 1, 2005 acquisition of Call-Net (now Telecom).

Rogers Communications Inc	47	Third Quarter 2005

SUPPLEMENTARY INFORMATION

Calculations of Wireless Non-GAAP Measures
(Actual)

	Three months ended September 30,		Nine months ended September 30,
($ in millions, except per subscriber figures) (subscribers in thousands)	2005	2004	2005	2004
Postpaid ARPU (monthly)
Postpaid (voice and data) revenue	$899.1	$604.6	$2,466.1	$1,678.5
Divided by: Average postpaid wireless voice and data subscribers	4,484.4	3,240.8	4,347.8	3,155.4
Divided by: 3 months for the quarter and 9 months for year-to-date	3	3	9	9
	$66.83	$62.18	$63.02	$59.10

Prepaid ARPU (monthly)
Prepaid revenue	$55.4	$25.0	$156.4	$75.2
Divided by: Average prepaid subscribers	1,326.0	728.0	1,320.2	735.0
Divided by: 3 months for the quarter and 9 months for year-to-date	3	3	9	9
	$13.91	$11.45	$13.16	$11.37

Blended ARPU (monthly)
Postpaid (voice and data) revenue plus prepaid revenue	$954.5	$629.6	$2,622.5	$1,753.7
Divided by: Average postpaid and prepaid wireless voice and data subscribers	5,810.4	3,968.8	5,668.0	3,890.4
Divided by: 3 months for the quarter and 9 months for year-to-date	3	3	9	9
	$54.76	$52.88	$51.41	$50.09

One-way messaging ARPU (monthly)
One-way messaging revenue	$5.2	$6.0	$15.2	$18.7
Divided by: Average one-way messaging subscribers	175.9	216.7	183.3	226.5
Divided by: 3 months for the quarter and 9 months for year-to-date	3	3	9	9
	$9.85	$9.19	$9.22	$9.15

Cost of acquisition per gross addition
Total sales and marketing expenses	$153.1	$96.8	$410.3	$285.1
Equipment margin loss (acquisition related)	48.7	23.1	134.9	66.5
	$201.8	$119.9	$545.2	$351.6
Total gross wireless additions (postpaid, prepaid, and one-way messaging)	554.4	348.9	1,465.6	979.8
	$364	$344	$372	$359

Operating expense per average subscriber (monthly)
Operating, general, administrative and integration expenses	$325.2	$210.4	$923.3	$609.7
Equipment margin loss (retention related)	51.2	35.8	124.6	74.8
	$376.4	$246.2	$1,047.9	$684.5
Divided by: Average total wireless subscribers	5,986.3	4,185.5	5,851.3	4,116.9
Divided by: 3 months for the quarter and 9 months for year-to-date	3	3	9	9
	$20.96	$19.59	$19.90	$18.47

Equipment margin loss
Equipment sales	$109.2	$85.5	$270.5	$197.5
Cost of equipment sales	(209.1)	(144.4)	(530.0)	(338.8)
	$(99.9)	$(58.9)	$(259.5)	$(141.3)

Acquisition related	$(48.7)	$(23.1)	$(134.9)	$(66.5)
Retention related	(51.2)	(35.8)	(124.6)	(74.8)
	$(99.9)	$(58.9)	$(259.5)	$(141.3)

Rogers Communications Inc	48	Third Quarter 2005

SUPPLEMENTARY INFORMATION
Calculations of Cable Non-GAAP Measures
(Actual)

	Three months ended Sept. 30,		Nine months ended Sept. 30,
(In millions of dollars, subscribers in thousands, except ARPU figures and operating profit margin)	2005	2004	2005	2004
Core Cable ARPU
Basic cable and digital revenue	$326.7	$316.4	$963.9	$933.2
Less: RHP revenue	$(0.7)	$-	$(1.1)	$-
Core Cable revenue	$326.0	$316.4	$962.8	$933.2
Divided by: Average basic cable subscribers	2,243.0	2,245.6	2,247.2	2,257.0
Divided by: 3 months for quarter and 9 months for year-to-date	3	3	9	9
	$48.45	$46.97	$47.61	$45.94
Internet ARPU
Internet revenue	$110.4	$96.5	$322.1	$278.2
Divided by: Average Internet subscribers	1,047.3	852.7	1,006.1	826.4
Divided by: 3 months for quarter and 9 months for year-to-date	3	3	9	9
	$35.14	$37.74	$35.56	$37.40
Cable:
Operating Profit (before management fees)	$167.9	$166.4	$510.2	$499.9
Divided by Revenue	437.1	412.9	1,286.0	1,211.4
Cable Operating Profit Margin	38.4%	40.3%	39.7%	41.3%
Video:
Operating Profit (before management fees)	$4.1	$6.8	$14.1	$17.7
Divided by Revenue	77.1	77.4	235.5	228.3
Video Operating Profit Margin	5.4%	8.8%	6.0%	7.8%

Customer relationships (unique)
Basic cable subscribers			2,255.7	2,248.8
Internet subscribers			1,083.0	879.5
Less: Subscribers to both basic cable and Internet			(949.5)	(787.5)
			2,389.2	2,340.8

Rogers Communications Inc	49	Third Quarter 2005

SELECTED QUARTERLY PRO FORMA INFORMATION

Rogers Telecom Holdings Inc.
Pro Forma Statements of Income (1)

	2005				2004					2003
	Q1	Q2	Q3	YTD	Q1	Q2	Q3	Q4	FY	Q4
(In thousands of dollars, except margin)	Pro Forma	Pro Forma	ProForma (2)	Pro Forma	Pro Forma	Pro Forma	Pro Forma	Pro Forma	Pro Forma	Pro Forma
Operating revenue
Long distance	$95,611	$92,085	$90,837	$278,533	$114,368	$106,794	$105,060	$101,654	$427,876	$119,830
Local	58,485	63,768	62,688	$184,941	37,430	41,257	46,294	52,688	$177,669	34,148
Data	58,775	57,539	55,465	$171,779	48,885	50,241	50,069	53,583	$202,778	48,559
Other	2,946	3,962	3,615	$10,523	1,856	2,501	2,813	3,088	$10,258	1,467
Total operating revenue	$215,817	$217,354	$212,605	$645,776	$202,539	$200,793	$204,236	$211,013	$818,581	$204,004

Operating expenses
Cost of sales	$97,362	$100,560	$101,832	$299,754	$95,101	$100,524	$103,108	$101,928	$400,661	$96,842
Sales and marketing expenses	25,026	25,860	28,206	$79,092	21,301	20,032	30,950	27,227	$99,510	26,400
Operating, general and administrative expenses	58,958	60,641	57,154	$176,753	60,803	59,084	47,218	51,260	$218,365	57,200
Integration expenses	-	-	2,323	$15,489	-	-	-	-	$-	-
Realignment, restructuring and other charges	(372)	-	13,166	$(372)	-	-	(5,330)	6,473	$1,143	-
Total operating expenses	$180,974	$187,061	$202,681	$570,716	$177,205	$179,640	$175,946	$186,888	$719,679	$180,442

Operating profit	$34,843	$30,293	$9,924	$75,060	$25,334	$21,153	$28,290	$24,125	$98,902	$23,562

Depreciation and amortization	36,792	36,221	35,189	$108,202	36,608	35,497	37,023	36,700	$145,828	38,384
Operating income (loss)	$(1,949)	$(5,928)	$(25,265)	$(33,142)	$(11,274)	$(14,344)	$(8,733)	$(12,575)	$(46,926)	$(14,822)

Loss on sale of capital assets	$-	$-	$-	$-	$-	$900	$-	$-	$900	$-
Loss on repurchase of long-term debt	-	-	-	$-	4,000	-	-	-	$4,000	-
Reversal of change in control provision	-	-	-	$-	(4,700)	-	-	-	$(4,700)	-
Interest on long-term debt	7,271	7,350	5,945	$20,566	9,746	8,007	7,752	7,250	$32,755	8,921
Interest and other expense	2,248	2,121	19,393	$23,762	1,296	3,264	1,407	3,881	$9,848	1,800
Foreign exchange loss (gain)	2,585	4,210	(8,871)	$(2,076)	8,073	6,396	(17,749)	(13,886)	$(17,166)	(12,839)
Other expense (income)	$12,104	$13,681	$16,467	$42,252	$18,415	$18,567	$(8,590)	$(2,755)	$25,637	$(2,118)
Income tax expense (recovery)	(1,049)	(383)	144	(1,288)	318	263	1,515	4,158	6,254	4,398

Net income (loss) for the period	$(13,004)	$(19,226)	$(41,876)	$(74,106)	$(30,007)	$(33,174)	$(1,658)	$(13,978)	$(78,817)	$(17,102)

Additions to PP&E	$8,148	$20,337	$32,060	$60,545	$9,962	$14,955	$14,407	$17,309	$56,633	$16,674

	2005				2004					2003
(Subscriber statistics in thousands,	Q1	Q2	Q3	YTD	Q1	Q2	Q3	Q4	FY	Q4
except ARPU, churn and usage)	Pro Forma	Pro Forma	Actual	Pro Forma	Pro Forma	Pro Forma	Pro Forma	Pro Forma	Pro Forma	Pro Forma
Local service lines - circuit switched	495.1	515.4	533	533	301.6	336.8	371.3	464.9	464.9	267.6
Local service lines - circuit switched, net additions	30.2	20.3	17.6	68.1	34	35.2	34.5	93.6	197.3	32.6
Long distance customers	541.6	539	538.9	538.9	583.2	587.6	544.7	545.1	545.1	609.1
Long distance customers, net additions	(3.5)	(2.6)	(0.1)	(6.2)	(25.9)	(4.4)	(42.9)	0.4	(64)	(23.5)

(1)	See “Basis of Pro Forma Information” section for discussion of considerations in the preparation of this pro forma information.
(2)	Includes $13.2 million of pre-acquisition integration expenses of Telecom.

Rogers Communications Inc.
Pro Forma Statements of Income (1)

	2005				2004					2003
	Q1	Q2	Q3	YTD	Q1	Q2	Q3	Q4	YTD	Q4
(In thousands of dollars)	Pro Forma	Pro Forma	Pro Forma (2)	Pro Forma	Pro Forma	Pro Forma	Pro Forma	Pro Forma	Pro Forma	Pro Forma
Operating revenue	$1,795,546	$1,946,996	$2,047,067	$5,789,609	$1,605,187	$1,698,641	$1,806,360	$1,848,115	$6,958,303	$1,642,112
Cost of sales	335,187	329,460	385,635	1,050,282	253,972	320,088	354,846	346,340	1,275,246	323,938
Sales and marketing costs	258,320	274,581	295,070	827,971	246,091	241,457	267,003	334,847	1,089,398	283,152
Operating, general and administrative expenses	688,102	735,498	759,039	2,182,639	690,066	652,940	670,441	686,294	2,699,741	646,569
Special charges	-	-	13,166	13,166	-	5,441	4,226	26,106	35,773	-
Integration expenses	3,870	11,710	17,951	33,531	-	-	-	-	-	-
Operating profit	$510,067	$595,747	$576,206	$1,682,020	$415,058	$478,715	$509,844	$454,528	$1,858,145	$388,453
(1)	See “Basis of Pro Forma Information” section for discussion of considerations in the preparation of this pro forma information.
(2)	Includes $13.2 million of pre-acquisition integration expenses of Telecom.

Rogers Communications Inc	50	Third Quarter 2005

SUPPLEMENTARY INFORMATION
Rogers Communications Inc.

Historical Quarterly Summary

	2005			2004				2003
(thousands of dollars,
except per share amounts)	Q1	Q2	Q3	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
				(As Restated - See Note 1)				(As Restated - See Note 1)
Income Statement
Operating Revenue
Wireless	$875,371	$963,888	$1,068,888	$592,841	$655,920	$721,136	$813,628	$497,118	$532,462	$588,615	$589,599
Cable	505,256	500,079	513,072	473,074	474,846	489,371	508,364	432,998	434,386	445,646	475,092
Media	219,280	293,402	284,520	215,741	230,881	244,319	266,171	196,726	219,706	194,691	243,869
Telecom	-	-	212,604
Corporate and eliminations	(17,492)	(24,858)	(32,017)	(16,907)	(18,152)	(21,138)	(21,846)	(11,462)	(13,341)	(17,329)	(16,920)
	1,582,415	1,732,511	2,047,067	1,264,749	1,343,495	1,433,688	1,566,317	1,115,380	1,173,213	1,211,623	1,291,640

Operating profit (1)
Wireless	298,376	364,760	381,488	219,644	247,083	269,565	214,099	155,810	182,546	222,295	166,921
Cable	180,669	171,562	172,046	171,186	173,294	173,143	191,036	157,290	161,878	167,585	176,721
Media	11,320	44,195	33,293	6,470	38,819	14,981	55,102	6,020	37,106	20,988	42,610
Telecom	-	-	23,055
Corporate	(15,141)	(15,063)	(20,510)	(15,443)	(13,409)	(1,714)	(9,717)	(9,846)	(11,324)	(10,762)	(16,942)
	475,224	565,454	589,372	381,857	445,787	455,975	450,520	309,274	370,206	400,106	369,310

Depreciation and amortization	341,633	358,746	376,984	246,090	250,528	255,857	340,076	248,319	256,427	261,666	273,851
Operating income	133,591	206,708	212,388	135,767	195,259	200,118	110,444	60,955	113,779	138,440	95,459
Interest on long-term debt (2)	(184,767)	(180,325)	(178,792)	(137,539)	(132,292)	(129,868)	(176,298)	(136,724)	(141,241)	(135,229)	(128,704)
Other income (expense)	8,663	(3,441)	17,894	(75,384)	(41,775)	29,676	37,776	109,620	96,860	(12,045)	50,558
Income tax recovery (expense)	(3,514)	(3,748)	(2,603)	(1,453)	(3,555)	(3,371)	4,932	(7,132)	(3,372)	(3,039)	36,400
Non-controlling interest	-	-	-	423	(25,596)	(48,480)	(5,928)	(16,158)	(25,197)	(18,854)	1,784
Net income (loss) for the period (2)	(46,027)	19,194	48,887	(78,186)	(7,959)	48,075	(29,074)	10,561	40,829	(30,727)	55,497

Earnings (loss) per share -basic	$(0.17)	$0.07	$0.17	$(0.33)	$(0.03)	$0.20	$(0.12)	$0.06	$0.18	$(0.13)	$0.24
-diluted	$(0.17)	$0.07	$0.16	$(0.33)	$(0.03)	$0.19	$(0.12)	$0.06	$0.18	$(0.13)	$0.23

Operating profit margin % (1)
Consolidated	30.0	32.6	28.8	30.2	33.2	31.8	28.8	27.7	31.6	33.0	28.6

Additions to property, plant and equipment (1)	$260,419	$344,738	$318,656	$228,666	$218,267	$221,147	$386,858	$188,950	$222,312	$244,722	$307,758

(1)
As defined - see the “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Profit Margin” and the “Key Performance Indicators and Non-GAAP Measures - Additions to Property, Plant and Equipment” sections.

(2)
Comparatives restated to reflect the adoption of new accounting standards as described in Note 1 to the Unaudited Interim Consolidated Financial Statements. The liability component of the Convertible Preferred Securities has been reclassified to long-term debt with the accretion of that liability component and the distributions reflected as interest expense.

Rogers Communications Inc	51	Third Quarter 2005

Caution Regarding Forward-Looking Statements

This MD&A includes forward-looking statements concerning the future performance of our business, its operations and its financial performance and condition. These forward-looking statements include, among others, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. When used in this document, the words “believe”, “anticipate”, “may”, “should”, “intend”, “estimate”, “expect”, “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on our current expectations. We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors, including economic conditions, technological change, the integration of acquisitions, regulatory change and competitive factors, many of which are beyond our control. Therefore, future events and results may vary significantly from what we currently foresee. We are under no obligation (and we expressly disclaim any such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see the section entitled “Updates to Risks and Uncertainties” and the “Risks and Uncertainties” sections in our 2004 Annual MD&A.

Additional Information

Additional information relating to us, including our Annual Information Form, Form 40-F/A and discussions of our most recent quarterly results, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. Separate annual and quarterly financial results for RWI and Cable are also filed and are available on SEDAR and EDGAR.

About the Company:

Rogers Communications Inc. (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company engaged in three primary lines of business. Rogers Wireless Inc. is Canada's largest wireless voice and data communications services provider and the country's only carrier operating on the world standard GSM/GPRS technology platform; Rogers Cable Inc. is Canada's largest cable television provider offering cable television, high-speed Internet access, voice-over-cable telephony services, and video retailing; and Rogers Media Inc. is Canada's premier collection of category leading media assets with businesses in radio and television broadcasting, televised shopping, publishing and sports entertainment. On July 1, 2005, Rogers completed the acquisition of Call-Net Enterprises Inc. (now Rogers Telecom Holdings Inc.), a national provider of voice and data communications services. For further information about the Rogers group of companies, please visit www.rogers.com. Separate annual and quarterly financial results for Rogers Wireless Inc. and Rogers Cable Inc. are also filed and are available on SEDAR and EDGAR.

Investment Community Contacts:

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com
Eric A. Wright, 416.935.3550, eric.wright@rci.rogers.com

Rogers Communications Inc	Third Quarter 2005

Media Contacts:

Corporate and Media - Jan Innes, 416.935.3525, jan.innes@rci.rogers.com
Wireless -Suzanne McMeans, 416.935.7167, suzanne.mcmeans @rci.rogers.com
Cable - Taanta Gupta, 416.935.4727, taanta.gupta @rci.rogers.com
Telecom - Karen O'Leary, 416.718-6445

Quarterly Investment Community Conference Call

As previously announced by press release, a live Webcast of our quarterly results conference call with the investment community will be broadcast via the Internet at www.rogers.com/webcast beginning at 10:00 a.m. ET on October 25, 2005. A re-broadcast of this call will be available on the Webcast Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the call.

# # #

Rogers Communications Inc	Third Quarter 2005

Rogers Communications Inc.
Unaudited Consolidated Financial Statements
Three and Nine Months Ended September 30, 2005

Rogers Communications Inc	1	Third Quarter 2005

Rogers Communications Inc.
Unaudited Consolidated Statements of Income

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands of dollars, except per share amounts)	2005	2004	2005	2004
		(As Restated -		(As Restated -
		See Note 1)		See Note 1)
Operating revenue	$2,047,067	$1,433,688	$5,361,992	$4,041,932
Cost of sales	385,635	213,465	856,741	547,508
Sales and marketing costs	295,070	210,905	777,085	610,402
Operating, general and administrative expenses	759,039	553,343	2,064,584	1,600,401
Integration expenses (note 3)	17,951	-	33,531	-
Depreciation and amortization	376,984	255,857	1,077,361	752,475
Operating income	212,388	200,118	552,690	531,146
Interest on long-term debt	(178,792)	(129,868)	(543,883)	(399,699)
	33,596	70,250	8,807	131,447
Gain on sale of investments	-	1,513	11,874	5,479
Writedown of investments	-	-	(6,122)	(4,080)
Income (loss) from investments accounted for by the equity method	814	(3,433)	4,852	(19,633)
Foreign exchange gain (loss)	63,301	35,804	39,072	(88,566)
Change in the fair value of derivative instruments	(42,269)	(7,919)	(26,957)	28,073
Loss on repayment of long-term debt	(1,070)	-	(1,070)	(20,327)
Investment and other income	(2,882)	3,711	1,463	11,571
Net income before income taxes and non-controlling interest	51,490	99,926	31,919	43,964
Current income tax expense	2,603	3,371	9,865	8,379
Income before non-controlling interest	48,887	96,555	22,054	35,585
Non-controlling interest	-	(48,480)	-	(73,653)
Net income (loss) for the period	$48,887	$48,075	$22,054	$(38,068)

Earnings (loss) per share (note 6)
Basic	$0.17	$0.20	$0.08	$(0.16)
Diluted	$0.16	$0.19	$0.08	$(0.16)

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Communications Inc	2	Third Quarter 2005

Rogers Communications Inc.
Unaudited Consolidated Statements of Cash Flows

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands of dollars)	2005	2004	2005	2004
		(As Restated -		(As Restated -
		See Note 1)		See Note 1)
Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$48,887	$48,075	$22,054	$(38,068)
Adjustments to reconcile income (loss) to cash flows from operating activities:
Depreciation and amortization	376,984	255,857	1,077,361	752,475
Program rights and video rental inventory depreciation	21,479	21,488	65,309	65,731
Gain on sale of investments	-	(1,513)	(11,874)	(5,479)
Writedown of investments	-	-	6,122	4,080
Loss (income) from investments accounted for by the equity method	(813)	3,433	(4,852)	19,633
Unrealized foreign exchange loss	(63,486)	(34,197)	(40,701)	87,718
Change in fair value of derivative instruments	42,269	7,919	26,957	(28,073)
Loss on repayment of long-term debt	1,070	-	1,070	20,327
Accreted interest due on repayment of certain notes payable	846	2,546	5,762	7,589
Accreted interest on convertible preferred securities	5,493	5,259	16,302	15,608
Distributions from investments	2,396	1,124	-	1,498
Stock-based compensation expense	6,640	3,370	19,556	11,653
Amortization on fair value increment of long-term debt and derivatives	(4,718)	-	(11,420)	-
Non-controlling interest	-	48,480	-	73,653
	437,047	361,841	1,171,646	988,345
Change in non-cash working capital items	(27,120)	(13,363)	(252,884)	(197,720)
	409,927	348,478	918,762	790,625
Financing activities:
Issue of long-term debt	203,750	28,000	1,001,750	2,407,550
Repayment of long-term debt	(384,010)	(134,539)	(1,082,120)	(2,478,900)
Proceeds on termination of cross-currency interest rate exchange agreements	-	-	402,191	58,416
Payment on maturity of cross-currency interest rate exchange agreements	-	-	(470,825)	-
Financing costs incurred	(2,540)	-	(4,940)	(18,671)
Issue of capital stock	20,026	3,322	83,266	263,914
Dividends on Class A Voting and Class B Non-Voting shares	(13,896)	(11,745)	(26,209)	(23,422)
	(176,670)	(114,962)	(96,887)	208,887
Investing activities:
Additions to property, plant and equipment ("PP&E")	(318,656)	(221,147)	(923,813)	(668,080)
Change in non-cash working capital items related to PP&E	18,978	34,493	(30,988)	16,095
Proceeds on sale of investments	-	1,496	12,203	7,768
Acquisition of Rogers Centre	-	-	(24,512)	-
Exercise of Fido call rights on warrants	-	-	(38,778)	-
Other acquisitions	(2,103)	-	(11,561)	-
Investment in Toronto Blue Jays	-	(30,000)	-	(69,111)
Acquisition of Dome Productions	-	(1,483)	-	(21,260)
Acquisition of spectrum licences	-	-	(4,765)	(5,913)
Cash acquired on acquisition of Rogers Telecom	65,467	-	65,467	-
Other	(1,954)	(3,645)	(6,774)	(31,755)
	(238,268)	(220,286)	(963,521)	(772,256)
Increase (decrease) in cash	(5,011)	13,230	(141,646)	227,256
Cash and cash equivalents (deficiency), beginning of period	107,358	203,738	243,993	(10,288)
Cash and cash equivalents, end of period	$102,347	$216,968	$102,347	$216,968

Cash and cash equivalents are defined as cash and short-term deposits which have an original maturity of less than 90 days, less bank advances

Supplemental cash flow information:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands of dollars)	2005	2004	2005	2004
Change in Non-Cash Working Capital:
Increase in accounts receivable	$(127,221)	$(41,469)	$(133,072)	$(35,183)
Increase (decrease) in accounts payable and accrued liabilities	23,079	68,646	(132,621)	(69,716)
Increase in unearned revenue	510	(1,962)	4,556	8,253
Decrease (increase) in deferred charges and other assets	76,512	(38,578)	8,253	(101,074)
	$(27,120)	$(13,363)	$(252,884)	$(197,720)

Interest paid	$142,774	$100,888	$506,094	$329,054
Income taxes paid	3,660	2,818	11,929	9,490

Refer to Note 5 for details on non-cash transactions during the quarter. See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Communications Inc	3	Third Quarter 2005

Rogers Communications Inc.
Unaudited Consolidated Balance Sheets

	September 30,	December 31,
(In thousands of dollars)	2005	2004
		(As Restated -
		See Note 1)
Assets
Current assets
Cash and cash equivalents	$102,347	$243,993
Accounts receivable	837,782	673,936
Other current assets	262,713	260,517
	1,202,842	1,178,446
Property, plant and equipment	6,099,098	5,486,837
Goodwill	3,432,818	3,388,687
Other intangible assets	2,715,582	2,855,689
Investments (note 2)	134,135	139,170
Deferred charges	129,532	134,466
Other long term assets	104,933	89,443
	$13,818,940	$13,272,738

Liabilities and Shareholders' Equity

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$1,394,975	$1,428,296
Current portion of long-term debt (note 4)	260,820	618,236
Current portion of derivative instruments	-	58,856
Unearned revenue	157,279	152,723
	1,813,074	2,258,111
Long-term debt (notes 1 and 4)	8,030,786	7,922,861
Derivative instruments	825,913	641,545
Other long-term liabilities	57,120	64,887
	10,726,893	10,887,404
Shareholders' equity (notes 1 and 5)	3,092,047	2,385,334
	$13,818,940	$13,272,738

Subsequent events (note 11)

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Communications Inc	4	Third Quarter 2005

Rogers Communications Inc.
Unaudited Consolidated Statements of Deficit

	Nine Months Ended September 30,
(In thousands of dollars)	2005	2004
		(As Restated -
		See Note 1)
Deficit, beginning of period	$(416,731)	$(339,436)
Adjustment for stock-based compensation	-	(7,025)
Adjustment for convertible preferred securities (note 1)	(102,720)	(81,785)
As restated	(519,451)	(428,246)

Net income (loss) for the period	22,054	(38,068)
Dividends on Class A Voting shares and Class B Non-Voting shares	(13,896)	(11,745)
Deficit, end of period	$(511,293)	$(478,059)

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Communications Inc	5	Third Quarter 2005

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2005 and 2004

These interim Unaudited Consolidated Financial Statements do not include all of the disclosures required by Canadian generally accepted accounting principles (GAAP) for annual financial statements. They should be read in conjunction with the Audited Consolidated Financial Statements, including the Notes thereto, for the year ended December 31, 2004.

1.    Basis of Presentation and Accounting Policies:

The interim Consolidated Financial Statements include the accounts of Rogers Communications Inc. and its subsidiaries (collectively “Rogers” or “the Company”). The Notes presented in these interim Consolidated Financial Statements include only significant changes and transactions occurring since the Company’s last year end, and are not fully inclusive of all matters normally disclosed in the Company’s annual audited Consolidated Financial Statements. The Company’s operating results are subject to seasonal fluctuations that impact quarter-to-quarter operating results, and thus one quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be. Certain comparative figures have been reclassified to conform with the current period’s presentation.

These interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual financial statements, except they reflect the adoption of the following new accounting policies:

Convertible Preferred Securities

Effective for fiscal years beginning after November 1, 2004, CICA Handbook Section 3860, “Financial Instruments - Disclosure and Presentation”, has been amended to provide guidance for classifying as liabilities certain financial obligations of a fixed amount that may be settled, at the issuer’s option, by a variable number of the issuer’s own equity instruments. Any financial instruments issued by an enterprise that give the issuer unrestricted rights to settle the principal amount for cash or the equivalent value of its own equity instruments will no longer be presented as equity.

The Company retroactively adopted this standard effective January 1, 2005 and has therefore reclassified the liability portion of its Convertible Preferred Securities to long-term debt. The liability’s accretion and quarterly distributions have been included in interest expense in the consolidated statement of income. Retained earnings has been adjusted to reflect the retroactive application of this standard. The portion of the Convertible Preferred Securities representing the value of the conversion feature of these securities will remain in shareholders’ equity. Prior periods presented have been restated to reflect the retroactive adoption of this revised standard. Effective January 1, 2005, the liability and equity components were carried at $490.7 million and $188.0 million, respectively, with an adjustment to opening retained earnings of $102.7 million. As at September 30, 2005, the liability and equity components were carried at $507.0 million and $188.0 million, respectively. Interest expense for the three months and nine months ended September 30,

Rogers Communications Inc	6	Third Quarter 2005

Basis of Presentation and Accounting Policies (continued):

2005 was increased by $13.8 million and $41.1 million, respectively (2004 - $13.5 million and $40.4 million, respectively). This change does not affect earnings (loss) per share since the accretion and distributions on these securities have, in prior years, been deducted from net income (loss) in determining earnings (loss) per share.

Revenue Recognition

The results of Call-Net Enterprises Inc. (subsequently, renamed Rogers Telecom Holdings Inc., “Telecom”) are consolidated with those of the Company effective as of the July 1, 2005 acquisition date. Substantially all of Telecom’s revenues are derived from long distance, data, local and wireless telecommunications services. Products and services are sold either stand-alone or together as a multiple service arrangement or a bundled solution.

Revenues from Telecom’s telecommunication services are recognized based on either customer usage as measured by Telecom’s switches or by contractual agreement when provided. Revenues from the sale of goods are recognized when goods are delivered and accepted by customers. Where services to certain customers are provisioned through the use of subcontractor agents, revenue is recognized based on the fees charged to the customer, provided that the Telecom is acting as the principal in the arrangement.

Rogers Communications Inc	7	Third Quarter 2005

2.	Investments:

		September 30,	December 31,
(In thousands of dollars)		2005	2004
	Quoted
	Market	Book	Book
Description	Value	Value	Value
Investments accounted for by the equity method		$7,342	$9,348

Investments accounted for by the cost method, net of writedowns

Publicly traded companies:

Cogeco Cable Inc. 6,595,675 Subordinate Voting	$201,960	68,884	68,884
Common shares

Cogeco Inc. 3,399,800 Subordinate Voting	91,795	44,438	44,438
Common shares

Other publicly traded companies	12,269	6,124	3,551
	$306,024	119,446	116,873
Private companies		7,347	12,949
		$134,135	$139,170

3.	Business Combinations:

(a)    2005 Acquisitions:

        (i)    Call-Net Enterprises Inc.

On July 1, 2005, the Company acquired 100% of Call-Net Enterprises Inc. ("Call-Net") in a share for share transaction (the "Call-Net Acquisition"). Call-Net, primarily through its wholly owned subsidiary Sprint Canada Inc., is a Canadian integrated communications solutions provider of home phone, wireless, long distance and IP services to households, and local, long distance, toll free, enhanced voice, data and IP services to businesses across Canada.

Under the terms of the arrangement, holders of common shares and Class B non-voting shares of Call-Net received a fixed exchange ratio of one Class B Non-voting share of the Company for each 4.25 common shares and/or Class B non-voting shares held by them. All outstanding options to purchase Call-Net shares vested immediately prior to the Call-Net acquisition. In addition, each holder of outstanding Call-Net options received fully-vested options of the Company using this same 4.25 exchange ratio. As a result, 8.4 million Class B Non-voting shares and 0.4 million options were issued as consideration. The Class B Non-voting shares issued were valued at the average market price over the period two days before and two days after the May 11, 2005 announcement date of the transaction. This translated into share consideration valued at $316.0 million. The options issued as consideration were valued at $8.5 million using the Black-Scholes model.

Rogers Communications Inc	8	Third Quarter 2005

Also under the terms of the arrangement, the only outstanding preferred share of Call-Net was deemed to be redeemed by Call-Net for $1.00, being the redemption price thereof. Subsequently, Call-Net was renamed Rogers Telecom Holdings Inc. and Sprint Canada Inc. was renamed Rogers Telecom Inc.

Prior to completion of the acquisition, the Company developed a plan to restructure and integrate the operations of Call-Net. As a result, a liability of $2.6 million is recorded in the acquisition balance sheet of Call-Net for severance and other employee related costs. Management is currently finalizing the restructuring and integration plan. Any adjustments will be reflected as part of the revised purchase price allocation, which is expected to be finalized by December 31, 2005. Restructuring and integration of the operations of Call-Net will continue through the first half of 2006. Matters to be finalized include the integration of various network, customer billing and administrative functions and certain severance related items. During the three months ended September 30, 2005, the Company incurred integration expenses of $5.2 million.

Including direct incremental acquisition costs of approximately $4.0 million, the aggregate purchase price for the acquisition of Call-Net shares and options totaled $328.5 million. The transaction is being accounted for using the purchase method.

The estimated fair values of the assets acquired and liabilities assumed for this acquisition were as follows:

Consideration:
Class B Non-voting shares	$315,986
Options issued as consideration	8,495
Acquisition costs	4,000
Purchase price	$328,481

Cash and cash equivalents	$43,801
Short term investments	21,666
Accounts receivable	29,040
Other current assets	27,565
Property, plant and equipment	418,757
Investments	584
Other long term assets	4,604
Subscriber base	110,000
Goodwill	121,176
Accounts payable and accrued liabilities	(144,136)
Long term debt	(292,532)
Other long term liabilities	(9,396)
Liabilities assumed on acquisition	(2,648)
Fair value of net assets acquired	$328,481

The allocation of the purchase price is preliminary and subject to refinement given that the valuations of the net assets acquired and liabilities assumed are not completed. The allocation of the

Rogers Communications Inc	9	Third Quarter 2005

purchase price reflects management’s best estimate at the date of preparing these financial statements. The purchase price allocation is expected to be finalized by early 2006.

The subscriber base acquired is being amortized over its weighted average estimated useful life of 29 months. A change in the fair value of the subscriber base of $10 million acquired as part of the Call-Net Acquisition would impact depreciation and amortization expense and net income by $1.0 million for the three months ended September 30, 2005.

Goodwill related to the Call-Net Acquisition has been assigned to the Telecom reporting segment.

    (ii)    Other acquisitions

On January 31, 2005, the Company completed the acquisition of Rogers Centre (previously SkyDome) for a purchase price of approximately $24.5 million, net of working capital adjustments, plus $4.5 million of assumed liabilities. The purchase price has been allocated on a preliminary basis to working capital and property, plant and equipment pending finalizing the valuation of its tangible and intangible assets.

Other acquisitions during the nine months ended September 30, 2005, totaled approximately $11.6 million, excluding acquisition costs.

(b)    2004 Acquisitions:

    (i)    RWCI and Microcell Telecommunications Inc.

During the year ended December 31, 2004, the Company acquired the shares of Rogers Wireless Communications Inc. (“RWCI”) held by minority interests resulting in 100% ownership as at December 31, 2004. On November 9, 2004, the Company acquired all of the issued and outstanding shares of Microcell Telecommunications Inc. (“Fido”). Adjustments to the purchase price allocations from those recorded at December 31, 2004 were reflected in the June 30, 2005 interim consolidated financial statements.

During the three months ended September 30, 2005, an additional adjustment of $10.9 million was made to reduce the accrual for network decommissioning and restoration costs related to those liabilities assumed on the acquisition of Fido. The offset to this adjustment was a reduction in goodwill.

During the nine months ended September 30, 2005, the Company made payments against the liabilities assumed on acquisition of Fido of $9.2 million in certain network decommissioning costs, $22.5 million in lease and other contract termination costs and $4.6 million in involuntary severance costs.

During the three and nine months ended September 30, 2005, the Company incurred integration expenses of $12.8 million and $28.4 million, respectively.

Rogers Communications Inc	10	Third Quarter 2005

    (ii)    Sportsnet

On December 23, 2004, the Company purchased the remaining 20% interest of Rogers Sportsnet for $45 million. The purchase price was allocated to goodwill on a preliminary basis pending completion of the valuations of the net identifiable assets acquired. During the three months ended September 30, 2005, based on a preliminary valuation, an adjustment was made to allocate $23.6 million to broadcast licence with an offsetting reduction to goodwill. The broadcast licence has an indefinite life. The purchase price allocation is preliminary pending finalization of the valuation of the net identifiable assets acquired.

Rogers Communications Inc	11	Third Quarter 2005

4.	Long-Term Debt:

			Interest	September 30,	December 31,
(In thousands of dollars)			Rate	2005	2004
					(As Restated -
					See Note1)
(A)	Corporate:
	(i)	Convertible Debentures, due 2005	5.75%	$-	$261,810
	(ii)	Senior Notes, due 2006	10.50%	75,000	75,000
	(iii)	Convertible Preferred Securities, due 2009	5.50%	507,013	490,710
				582,013	827,520
(B)	Wireless:
	(i)	Senior Secured Notes, due 2006	10.50%	160,000	160,000
	(ii)	Floating Rate Senior Secured Notes, due 2010	Floating	638,605	661,980
	(iii)	Senior Secured Notes, due 2011	9.625%	568,939	589,764
	(iv)	Senior Secured Notes, due 2011	7.625%	460,000	460,000
	(v)	Senior Secured Notes, due 2012	7.25%	545,717	565,692
	(vi)	Senior Secured Notes, due 2014	6.375%	870,825	902,700
	(vii)	Senior Secured Notes, due 2015	7.50%	638,605	661,980
	(viii)	Senior Secured Debentures, due 2016	9.75%	179,855	186,438
	(ix)	Senior Subordinated Notes, due 2012	8.00%	464,440	481,440
	(x)	Fair value increment arising from purchase accounting		47,050	55,232
				4,574,036	4,725,226
(C)	Cable:
	(i)	Bank credit facility	Floating	203,000	-
	(ii)	Senior Secured Second Priority Notes, due 2005	10.00%	-	350,889
	(iii)	Senior Secured Second Priority Notes, due 2007	7.60%	450,000	450,000
	(iv)	Senior Secured Second Priority Notes, due 2011	7.250%	175,000	175,000
	(v)	Senior Secured Second Priority Notes, due 2012	7.875%	406,385	421,260
	(vi)	Senior Secured Second Priority Notes, due 2013	6.25%	406,385	421,260
	(vii)	Senior Secured Second Priority Notes, due 2014	5.50%	406,385	421,260
	(viii)	Senior Secured Second Priority Notes, due 2015	6.75%	325,108	337,008
	(ix)	Senior Secured Second Priority Notes, due 2032	8.75%	232,220	240,720
	(x)	Senior Subordinated Guaranteed Debentures, due 2015	11.00%	131,988	136,819
				2,736,471	2,954,216

(D)	Media:
		Bank credit facility	Floating	327,000	-

(E)	Telecom:
	(i)	Senior Secured Notes, due 2008	10.625%	25,597	-
	(ii)	Fair value increment arising from purchase accounting		1,755	-
				27,352	-

Mortgages and other			Various	44,734	34,135
				8,291,606	8,541,097

Less current portion				(260,820)	(618,236)

				$8,030,786	$7,922,861

Rogers Communications Inc	12	Third Quarter 2005

Long-Term Debt (continued):

Repayment of debt:

On March 15, 2005, Cable repaid US$291.5 million aggregate principal amount of its 10.0% Senior Secured Second Priority Notes due March 15, 2005. Cable had a net cash outlay of $58.1 million on the settlement of the cross-currency interest rate swap of US$283.4 million notional amount that qualified as a hedge for accounting purposes of a portion of these 10.0% Notes. On March 15, 2005, a cross-currency interest rate swap of US$50.0 million notional amount matured. Cable incurred a net cash outlay of $10.5 million upon settlement of this swap.

Amendment of Credit Facilities:

In June 2005, Cable amended its bank credit facility. The maximum amount of the facility has been reduced by $75.0 million to $1.0 billion comprised of $600.0 million Tranche A and $400.0 million Tranche B. The amendment served to extend the maturity date of both Tranche A and Tranche B to “bullet” repayments on July 2, 2010 and eliminate the amortization schedule for Tranche B; reduce interest rates and standby fees; and relax certain financial covenants.

In September 2005, Media amended its bank credit facility. The maximum amount of the facility has been increased by $100 million to $600 million. The amendment also served to extend the maturity date by four years to September 30, 2010; reduce interest rates and standby fees; and relax certain financial covenants.

Redemption of Debt:

On June 30, 2005, the Company issued a notice of redemption for all of its US$224.8 million face value amount of 5.75% convertible debentures due November 26, 2005 for an aggregate redemption amount of approximately US$223.0 million. Prior to expiration of the redemption period on August 2, 2005, debenture holders converted an aggregate US$ 224.5 million face amount of debentures into 7,715,417 Class B Non-voting shares of the Company. The remaining US$0.3 million face amount was redeemed in cash.

During the quarter, Telecom redeemed $237.9 million (US$201.0 million) aggregate principal amount of its Senior Secured Notes due 2008 for $255.0 million. A loss of $1.1 million was recorded on this redemption.

Refer also to subsequent events note 11.

Rogers Communications Inc	13	Third Quarter 2005

5.    Shareholders’ Equity:

	September 30,	December 31,
(In thousands of dollars)	2005	2004
		(As Restated -
		See Note 1)
Capital stock issued, at stated value:
Common shares:
56,233,894 Class A Voting shares	$72,311	$72,313
(2004 - 56,235,394)

239,260,888 Class B Non-Voting shares
(2004 - 218,979,074)	388,746	355,793

Total capital stock	461,057	428,106

Convertible Preferred Securities	188,000	188,000
Contributed surplus	2,954,283	2,288,679
Deficit	(511,293)	(519,451)
Shareholders' Equity	$3,092,047	$2,385,334

(i)    During the three months ended September 30, 2005, the Company completed the following capital stock transactions:

(a)	Issued 1,093,994 Class B Non-voting shares to employees upon the exercise of stock options for cash of $20.2 million;
(b)	Issued 8,443,351 Class B Non-voting shares with a value of $316.0 million in exchange for all of the issued and outstanding common and/or Class B non-voting shares of Call-Net;
(c)	Issued 7,715,417 Class B Non-voting shares with a value of $271.1 million upon the conversion of convertible debt;
(d)	1,500 Class A Voting shares were converted to 1,500 Class B Non-Voting shares.

As a result, $590.4 million of the issued amounts related to the Class B Non-voting shares was recorded in contributed surplus.

During the nine months ended September 30, 2005, the Company completed the following capital stock transactions:

(e)	Issued 4,120,515 Class B Non-voting shares to employees upon the exercise of stock options for cash of $83.3 million;
(f)	Issued 8,443,351 Class B Non-voting shares with a value of $316.0 million in exchange for all of the issued and outstanding common and/or Class B non-voting shares of Call-Net;
(g)	Issued 7,716,448 Class B Non-voting shares with a value of $271.1 million upon the conversion of convertible debt;
(h)	1,500 Class A Voting shares were converted to 1,500 Class B Non-Voting shares.

As a result, $648.7 million of the issued amounts related to the Class B Non-voting shares was recorded in contributed surplus.

Rogers Communications Inc	14	Third Quarter 2005

(ii)    Stock-based compensation:

During the three and nine months ended September 30, 2005, the Company recorded compensation expense of approximately $5.6 million and $16.9 million, respectively (2004 - $3.3 million and $11.5 million, respectively) related to stock options granted to employees, with a corresponding adjustment to contributed surplus.

The weighted average estimated fair value at the date of the grant for RCI options granted, excluding those issued as consideration in the Call-Net acquisition (note 3), for the three and nine months ended September 30, 2005 was $17.52 and $15.46 per share, respectively (2004 - nil and $11.90 per share, respectively). The “fair value” of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Risk-free interest rate	3.69%	-	3.99%	4.38%
Dividend yield	0.23%	-	0.29%	0.40%
Volatility factor of the future expected market price of Class B Non-Voting shares	39.14%	-	43.66%	45.24%
Weighted average expected life of options	5.2 years	-	5.6 years	6.1 years

6.    Calculation of Earnings (Loss) Per Share:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands, except per share amounts)	2005	2004	2005	2004
Numerator:
Earnings (loss) - basic and diluted	$48,887	$48,075	$22,054	$(38,068)

Denominator:
Weighted average number of Class A and Class B shares outstanding:
Basic	291,527	244,951	281,566	238,502
Diluted	299,054	248,984	287,940	238,502

Earnings (loss) per share
Basic	$0.17	$0.20	$0.08	($0.16)
Diluted	$0.16	$0.19	$0.08	($0.16)

7.    Pensions:

For the three and nine months ended September 30, 2005, the Company recorded pension expense in the amount of $3.5 million and $13.4 million, respectively (2004 - $1.5 million and $4.9 million, respectively). Pension expense for the year ended December 31, 2005 is expected to be $19.9 million based on actuarial estimates and the Company’s assumptions. In addition, the expense for the three and nine months ended September 30, 2005 related to unfunded supplemental executive retirement plans was $1.0 million and $2.5 million, respectively (2004 - $0.9 million and $3.0 million, respectively).

Rogers Communications Inc	15	Third Quarter 2005

8.	Restricted Share Units:

During 2004, RCI established a restricted share unit plan which enables employees, officers and directors of RCI and subsidiary companies, including the Company, to participate in the growth and development of RCI by providing such persons with the opportunity, through restricted share units, to acquire a proprietary interest in RCI. Under the terms of the plan, restricted share units (“RSU’s”) are issued to the participant and the units issued vest over a period not to exceed three years from the grant date.

On the vesting date, RCI at its option shall redeem all of the participant’s RSU’s in cash or by issuing one RCI Class B Non-voting share for each restricted share unit.

During the nine months ended September 30, 2005, 236,801 (2004 - 50,916) RSU’s were issued to employees of the Company. During the three months ended September 30, 2005, no RSU’s were issued (2004 - nil) and no RSU’s were cancelled. As at September 30, 2005, 286,117 restricted share units were outstanding. These RSU’s vest at the end of three years from the grant date. The Company records compensation expense equally over the vesting period taking into account fluctuations in the market price of the Class B Non-voting shares. Compensation expense for the three and nine months ended September 30, 2005 related to these restricted share units was $1.4 million and $2.9 million, respectively (2004 - $0.1 million and $0.2 million, respectively).

Rogers Communications Inc	16	Third Quarter 2005

9.    Segmented Information:

Effective January 1, 2005, Blue Jays Holdco became a reporting unit of Media and as a result, is reported as part of the Media operating segment commencing in 2005. For comparative purposes, the results of Blue Jays Holdco for the three and nine months ended September 30, 2004 have been reclassified to the Media segment. Blue Jays Holdco was accounted for by the equity method to July 30, 2004, at which point the Company began to consolidate Blue Jays Holdco.

For the Three Months Ended September 30, 2005					Corporate items	Consolidated
(in thousands of dollars)	Wireless	Cable	Media	Telecom	and eliminations	Totals
Operating revenue	$1,068,890	$513,072	$284,520	$212,604	$(32,019)	$2,047,067
Cost of sales	209,074	36,305	38,424	101,832	-	385,635
Sales and marketing costs	153,110	66,070	47,684	28,206	-	295,070
Operating, general and administrative expenses	312,446	238,650	165,119	57,254	(14,430)	759,039
Management fees	3,007	10,288	3,505	-	(16,800)	-
Integration expenses	12,772	-	-	2,257	2,922	17,951
Depreciation and amortization	141,186	119,645	12,830	35,279	68,044	376,984
Operating income (loss)	237,295	42,114	16,958	(12,224)	(71,755)	212,388
Interest:
Long-term debt and other	(101,531)	(59,126)	(3,469)	(4,113)	(10,553)	(178,792)
Intercompany	-	(5,618)	(388)	(835)	6,841	-
Income from investments accounted for by the equity method	-	-	273	-	541	814
Loss on repayment of long-term debt	-	-	-	(17,087)	16,017	(1,070)
Change in fair value of derivative instruments	(42,767)	497	-	-	1	(42,269)
Foreign exchange gain (loss)	44,163	9,211	1,218	8,791	(82)	63,301
Investment and other income (loss)	(974)	639	88	(3,332)	697	(2,882)
Income tax expense	(1,296)	(884)	(202)	(144)	(77)	(2,603)
Net income (loss) for the period	$134,890	$(13,167)	$14,478	$(28,944)	$(58,370)	$48,887
Property, plant and equipment additions	$106,844	$173,761	$5,610	$32,059	$382	$318,656

For the Three Months Ended September 30, 2004				Corporate items	Consolidated
(in thousands of dollars)	Wireless	Cable	Media	and eliminations	Totals
Operating revenue	$721,136	$489,371	$244,319	$(21,138)	$1,433,688
Cost of sales	144,410	36,048	33,007	-	213,465
Sales and marketing costs	96,870	68,300	45,735	-	210,905
Operating, general and administrative expenses	210,291	211,880	150,596	(19,424)	553,343
Management fees	2,919	9,787	3,223	(15,929)	-
Depreciation and amortization	118,944	112,199	24,037	677	255,857
Operating income	147,702	51,157	(12,279)	13,538	200,118
Interest:
Long-term debt and other	(47,630)	(60,916)	(1,932)	(19,390)	(129,868)
Intercompany	-	-	(11,508)	11,508	-
Intercompany dividends	-	-	10,788	(10,788)	-
Gain on sale of investments	1,445	-	-	68	1,513
Loss from investments accounted for by the equity method	-	-	(3,433)	-	(3,433)
Change in fair value of derivative instruments	(5,206)	(2,713)	-	-	(7,919)
Foreign exchange gain (loss)	10,783	9,512	356	15,153	35,804
Investment and other income (loss)	2,591	73	(156)	1,203	3,711
Income tax expense	(1,301)	(1,472)	(640)	42	(3,371)
Non-controlling interest	-	-	-	(48,480)	(48,480)
Net income (loss) for the period	$108,384	$(4,359)	$(18,804)	$(37,146)	$48,075
Property, plant and equipment additions	$89,911	$126,523	$4,130	$583	$221,147

Rogers Communications Inc	17	Third Quarter 2005

Segmented Information (continued):

For the Nine Months Ended September 30, 2005					Corporate items	Consolidated
(In thousands of dollars)	Wireless	Cable	Media	Telecom	and eliminations	total
Operating revenue	$2,908,147	$1,518,407	$797,202	$212,604	$(74,368)	$5,361,992
Cost of sales	529,985	108,872	116,052	101,832	-	856,741
Sales and marketing costs	410,267	198,460	140,152	28,206	-	777,085
Operating, general and administrative expenses	894,919	686,798	452,189	57,254	(26,576)	2,064,584
Management fees	9,019	30,364	10,833	-	(50,216)	-
Integration expenses	28,352	-	-	2,257	2,922	33,531
Depreciation and amortization	450,546	359,247	38,747	35,279	193,542	1,077,361
Operating income (loss)	585,059	134,666	39,229	(12,224)	(194,040)	552,690
Interest:
Long-term debt and other	(302,818)	(186,336)	(7,675)	(4,113)	(42,941)	(543,883)
Intercompany	26,564	(12,506)	(3,933)	(835)	(9,290)	-
Gain on sale of investments	11	2,787	-	-	9,076	11,874
Loss on repayment of long-term debt	-	-	-	(17,087)	16,017	(1,070)
Writedown of investments	-	-	-	-	(6,122)	(6,122)
Income (loss) from investments accounted for by the equity method	(866)	-	1,035	-	4,683	4,852
Change in fair value of derivative instruments	(28,668)	1,707	-	-	4	(26,957)
Foreign exchange gain (loss)	28,422	5,798	667	8,791	(4,606)	39,072
Investment and other income	(250)	689	428	(3,332)	3,928	1,463
Income tax expense	(4,749)	(3,655)	(935)	(144)	(382)	(9,865)
Net income (loss) for the period	$302,705	$(56,850)	$28,816	$(28,944)	$(223,673)	$22,054
Property, plant and equipment additions	$379,808	$471,299	$27,970	$32,059	$12,677	$923,813
Total assets	$6,658,631	$3,973,797	$1,271,961	$575,194	$1,339,357	$13,818,940

For the Nine Months Ended September 30, 2004				Corporate items	Consolidated
(In thousands of dollars)	Wireless	Cable	Media	and eliminations	total
Operating revenue	$1,969,896	$1,437,291	$690,941	$(56,196)	$4,041,932
Cost of sales	338,842	105,926	102,740	-	547,508
Sales and marketing costs	285,132	185,920	139,350	-	610,402
Operating, general and administrative expenses	609,630	627,822	388,580	(25,631)	1,600,401
Management fees	8,756	28,746	9,739	(47,241)	-
Depreciation and amortization	357,327	348,366	44,933	1,849	752,475
Operating income	370,209	140,511	5,599	14,827	531,146
Interest:
Long-term debt	(152,422)	(181,863)	(7,394)	(58,020)	(399,699)
Intercompany	-	-	(32,253)	32,253	-
Intercompany dividends	-	-	32,188	(32,188)	-
Gain on sale of investments	1,445	-	-	4,034	5,479
Writedown of investments	-	(494)	-	(3,586)	(4,080)
Loss on repayment of long-term debt	(2,314)	(18,013)	-	-	(20,327)
Income (loss) from investments accounted for by the equity method	-	-	(21,739)	2,106	(19,633)
Change in fair value of derivative instruments	(9,046)	37,119	-	-	28,073
Foreign exchange gain (loss)	(46,369)	(49,719)	116	7,406	(88,566)
Investment and other income (loss)	3,646	(309)	(700)	8,934	11,571
Income tax expense	(3,947)	(4,288)	(1,258)	1,114	(8,379)
Non-controlling interest	-	-	-	(73,653)	(73,653)
Net Income (loss) for the period	$161,202	$(77,056)	$(25,441)	$(96,773)	$(38,068)
Plant, property and equipment additions	$305,790	$344,609	$16,120	$1,561	$668,080
Total assets	$3,201,230	$3,725,198	$1,724,188	$128,481	$8,779,097

Rogers Communications Inc	18	Third Quarter 2005

10.    Related Party Transactions:

The Company has entered into certain transactions in the normal course of business with certain broadcasters in which the Company has an equity interest as detailed below. The Company has also entered into certain transactions with AT&T Wireless Services, Inc. (“AWE”), which was previously a minority shareholder of RWCI. AWE ceased to be a related party effective October 13, 2004.

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands of dollars)	2005	2004	2005	2004
Amounts paid to (received from) AWE, net	$-	$(3,325)	$-	$(3,138)
Access fees paid to broadcasters accounted for by the equity method	4,586	5,287	13,800	14,420
	$4,586	$1,962	$13,800	$11,282

The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of the Company and/or its subsidiary companies. During the three months and nine months ended September 30, 2005 and 2004, total amounts paid by the Company to these related parties are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands of dollars)	2005	2004	2005	2004
Legal services and commissions paid on premiums for insurance coverage	$1,300	$1,400	$4,500	$3,300
Programming services	-	1,500	1,600	4,700
Interest charges and other financing fees	-	8,400	22,000	20,800
	$1,300	$11,300	$28,100	$28,800

During the three months and nine months ended September 30, 2005 and 2004, the Company made payments to (received from) companies controlled by the controlling shareholder of the Company as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands of dollars)	2005	2004	2005	2004
Dividends paid on Class A Voting and Class B Non-Voting shares of the Company	$3,478	$3,603	$7,081	$7,206
Charges to the Company for business use of aircraft	-	-	331	195
Charges by the Company for rent and reimbursement of office and personnel costs	(6)	(18)	(36)	(54)
	$3,472	3,585	$7,376	$7,347

During the three months ended September 30, 2005, approval was given by a special committee of independent members of the Board of Directors to sell $100.0 million of income tax losses to certain companies controlled by the Company’s controlling shareholder at a price of $13million. This transfer is expected to occur over the next twelve months.

11.    Subsequent Events:

Convertible Preferred Securities

On October 11, 2005, the Company announced that it had given a notice of redemption to Microsoft R-Holdings, Inc. (“Microsoft”), a subsidiary of Microsoft Corporation, stating its intention to

Rogers Communications Inc	19	Third Quarter 2005

redeem its $600 million 5 ½% Convertible Preferred Securities due August 2009 (the “Preferred Securities”) in accordance with the original terms of such securities.

Under the terms of the Preferred Securities, following receipt of the notice of redemption, Microsoft has 27 days in which to give notice of its intention to convert the Preferred Securities into an aggregate 17,142,857 Class B Non-Voting shares of the Company representing a conversion price of $35 per share. On October 17, 2005, the Company received Microsoft’s notice to convert the Preferred Securities. On October 24, 2005, the Company issue 17,142,857 Class B Non-Voting shares and recorded contributed surplus for the difference between the carrying values of the debt plus conversion feature and the total par value. This will have the affect of reducing long term debt by approximately $509 million and increasing shareholders’ equity by approximately $509 million.

Real Estate Acquisition

Subsequent to the three months ended September 30, 2005, with the approval of the Board of Directors, the Company entered into a binding agreement, subject to due diligence and certain terms and conditions, under which the Company would purchase certain real estate assets in early 2006 for approximately $100 million.

Rogers Communications Inc	20	Third Quarter 2005